ANNUAL INFORMATION FORM

For the year ended December 31, 2024

Suite 907- 1030 West Georgia Street

Vancouver, British Columbia

V6E 2Y3

Dated: March 19, 2025

PRELIMINARY NOTES

This document is the annual information form (the "AIF") of Western Copper and Gold Corporation for the year ended December 31, 2024. Unless the context indicates otherwise, references in this AIF to "Western", the "Company", "we" or "our" include Western Copper and Gold Corporation and its subsidiary, Casino Mining Corp. References in this AIF to the "Casino Project" is as defined under "Description of the Business - General". References in this AIF to "Common Shares" are to common shares in the capital of the Company. All information contained herein is as at December 31, 2024 unless otherwise stated.

Financial Statements

The Company's financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS accounting standards").

This AIF should be read in conjunction with the Company's audited annual consolidated financial statements and notes thereto, as well as with the management's discussion and analysis for the year ended December 31, 2024.

Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

Disclosure of Mineral Resources and Mineral Reserves

Disclosure about our exploration properties in this AIF uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", "mineral reserves", "proven mineral reserves" and "probable mineral reserves", which are Canadian geological and mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators, set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.

Cautionary Note to U.S. Investors

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this AIF, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101and the CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms and other mining terms, such as "inferred mineral resource", differ from the definitions of such terms, if any, for purposes of the disclosure requirements of the United States Securities and Exchange Commission (the "SEC"). Accordingly, information contained and incorporated by reference into this AIF that describes the Company's mineral deposits may not be comparable to similar information made public by issuers subject to the SEC's reporting and disclosure requirements applicable to domestic United States issuers.

Non-GAAP Measures and Other Financial Measures

Alternative performance measures in this AIF, such as "cash cost" and "free cash flow", are used to provide additional information. These non-generally accepted accounting principles performance measures are included in this AIF because these statistics are used as key performance measures that management uses to monitor and assess performance of the Company's property and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within IFRS accounting standards and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS accounting standards.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information contained in this AIF and the documents incorporated by reference herein that are not historical facts are forward-looking information and forward-looking statements within the meaning of applicable securities legislation and involve risks and uncertainties (collectively, "forward-looking statements"). Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates; the results of metallurgical testing programs; the timing and amount of any estimated future production, costs of production, and capital expenditures; project schedules; the Company's proposed plan for its properties, including the development of the Casino Project; recommended work programs; costs and timing of the development of new deposits; success of exploration and permitting activities; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of mineral exploration or mining operations; environmental risks; the submission of the Environmental and Socio-economic Effects Statement and the timing thereof; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; the timing and possible outcome of potential litigation; the potential advancement of a high-voltage transmission line network connecting the Yukon electrical grid to the North American grid in British Columbia; and the impact of potential global pandemics on the Company's business and operations. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may" or "may not", "could", "would" or "would not", "might" or "will be", "occur" or "be achieved". Such statements are included, among other places, in this AIF under the headings "General Development of the Business", "Description of the Business", "Risk Factors" and "Mineral Properties" and in the documents incorporated by reference herein and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and mineral resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs and capital costs in connection with the Casino Project); exploration results at the Company's properties; budgets; work programs; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statements of historical fact.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Western to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, history of losses and negative operating cash flow; risks inherit to mineral exploration and development activities; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; risks related to the potential loss of the Company's properties; uncertainty as to timely availability of permits and licenses and other governmental approvals; risks related to the Company's dependence on a single project; title risks; price fluctuations of the Common Shares; risks surrounding statutory and regulatory compliance; risks surrounding environmental laws and regulations; risks surrounding land reclamation costs; operational risks surrounding the remote location of assets; risks surrounding the Company's ability to maintain its infrastructure; risks involved in fluctuations in gold, copper and other commodity prices; uncertainty of estimates of capital and operating costs, recovery rates, production estimates, and estimated economic return; changes in project parameters as plans continue to be refined; risks related to the cooperation of government agencies and Indigenous Peoples in the exploration and development of the Company's property; volatility in the price of metals; climate change risks; risks related to fluctuations in currency exchange rates; risks surrounding dilution of the Common Shares; dependence on members of management and key personnel; competition risks; inflation risks; risks related to macro-economic factors including global financial volatility; potential natural disasters, terrorist acts, health crises and future pandemics; risks related to the need to obtain additional financing to develop the Company's property and uncertainty as to the availability and terms of future financing; litigation risks; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; risks related to potential acquisitions and the integration thereof; risks related to operations; risks related to the feasibility study and the possibility that future exploration and development will not be consistent with the Company's expectations; conclusions of economic evaluations; possible variations in mineral reserves, mineral resources, grade or recovery rates; insurance risk; reclamation costs; risks related to conflicts of interest; risks related to internal controls; tax risks, specifically related to the Company's classification as a PFIC (as defined herein); failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks related to information technology and cybersecurity; risks related to regulatory compliance; the Company's history of not paying dividends; and risks related to shareholder activism, all as discussed further in the section entitled "Risk Factors" in this AIF.

Although Western has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements may prove to be inaccurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events unless required by applicable securities law.

The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates; exploitation and exploration estimates and results will not change in a materially adverse manner; continued availability of capital and financing on acceptable terms; proposed developments of mineral projects will be viable operationally and economically as planned; availability of equipment and personnel for required operations, permitting and construction on a continual basis; the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions will not change in a materially adverse manner, as more specifically disclosed throughout this AIF. Assumptions relating to the mineral resource and mineral reserve estimates, development, and future economic benefit reported in respect of the Casino Project are discussed in the Feasibility Study (as defined herein). Forward-looking statements and other information contained herein concerning mineral exploration and project development, as well as our general expectations concerning mineral exploration are based on estimates prepared by us using data from publicly available industry sources, from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) on March 17, 2006 under the name "Western Copper Corporation". It changed its name to Western Copper and Gold Corporation on October 17, 2011.

The Company's head office is located at Suite 907 - 1030 West Georgia, Vancouver, British Columbia, V6E 2Y3. Its registered office address is located at Suite 2200 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

Intercorporate Relationships

The Company has one material wholly-owned subsidiary, Casino Mining Corp. ("CMC"), incorporated under the Business Corporations Act (British Columbia) and which holds the Casino Project located in the Yukon, Canada.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Subsequent to the Year Ended December 31, 2024

Metallurgical Update

On February 13, 2025, the Company announced results from a supplemental metallurgical program for the Casino Project. Fifteen composites of approximately 200 kg were subject to detailed mineralogy, comminution testing, flotation testing and detailed analysis of copper concentrates. Standard processing methods continue to produce good recoveries for copper and gold, consistent with previous metallurgical work. The program achieved significantly higher recoveries for molybdenum.

During the Year Ended December 31, 2024

Changes to Directors and Officers

On February 22, 2024, Kenneth Williamson retired from the board of directors of the Company (the "Board") and his position of Interim Chairman. Bill Williams, a director of the Company, assumed the role of Interim Chairman.

Also on February 22, 2024, Sandeep Singh was appointed as Chief Executive Officer of the Company.

On June 27, 2024, Robert J. Chausse and Raymond Threlkeld were elected to the Board.

On August 5, 2024, Jeff Eng was appointed as Vice President Projects.

On August 12, 2024, Michael Psihogios was appointed as Chief Financial Officer, taking over the role from Varun Prasad.

On September 27, 2024, Raymond Threlkeld was appointed as Chairman, succeeding Bill Williams, who served as Interim Chairman.

On December 31, 2024, Paul West-Sells concluded his role as President of the Company, with Sandeep Singh assuming the role of President alongside his existing responsibilities as Chief Executive Officer.

Financings

On March 4, 2024, the Company completed a private placement with Sandeep Singh. The Company issued 2,222,222 Common Shares at a price of $1.35 per share for gross proceeds of $3,000,000.

On April 30, 2024, the Company completed a bought deal public offering of Common Shares. The Company issued an aggregate of 24,210,526 Common Shares at a price of $1.90 per share for gross proceeds of $45,999,999.

Further Investments By Rio Tinto

On March 25, 2024, the Company completed a private placement with Rio Tinto Canada Inc. ("Rio Tinto"), pursuant to Rio Tinto's subscription rights as a result of the Company's private placement with Sandeep Singh. Rio Tinto acquired 239,528 Common Shares at a price of $1.35 per share for gross proceeds of $323,363.

On May 6, 2024, the Company completed a private placement with Rio Tinto, pursuant to Rio Tinto's subscription rights as a result of the Company's offering completed in April 2024. Rio Tinto acquired 2,609,890 Common Shares at a price of $1.90 per share for gross proceeds of $4,958,791, resulting in Rio Tinto maintaining their 9.7% ownership in the Company.

Update on ESE Statement Submission

On August 12, 2024, the Company announced it had submitted to the Yukon Environmental and Socio-economic Assessment Board ("YESAB") Executive Committee an updated schedule for submission of the Environmental and Socio-economic Effects Statement ("ESE Statement") for the Casino Project. The Company plans to submit the ESE Statement in or around July 2025, which is an update from the previous estimated submission date of the second half of 2024.

Infrastructure

On September 20, 2024, Natural Resources Canada, through the Critical Minerals Infrastructure Fund, conditionally approved $40,000,000 in federal funding to undertake pre-feasibility activities to advance a high-voltage transmission line network connecting the Yukon electrical grid to the North American grid in British Columbia. While the Casino Project's feasibility study demonstrates a highly viable project using liquefied natural gas power, a potential future pathway to hydro grid power would be transformative.

During the Year Ended December 31, 2023

Changes to Directors and Officers

On July 1, 2023, Cameron Brown stepped down from his position as Vice President Engineering, but remained employed by the Company as a Special Technical Advisor. In January 2024, Mr. Brown retired from the Company but continues to consult on the Casino Project.

On October 19, 2023, Kenneth Engquist ceased to be the Chief Operating Officer of the Company.

Further Investment by Rio Tinto

On December 12, 2023, the Company completed a private placement representing a further $6 million investment by Rio Tinto to continue to advance the Casino Project.

Rio Tinto acquired 3,468,208 Common Shares at a price of $1.73 per share for aggregate gross proceeds of approximately $6 million, resulting in Rio Tinto's ownership increasing to approximately 9.7% of the Company's outstanding Common Shares.

In connection with this further investment by Rio Tinto, the Company and Rio Tinto entered into an amended and restated investor rights agreement dated December 12, 2023 (the "Amended and Restated Rio Tinto Investor Rights Agreement"), whereby, subject to certain conditions, including ownership thresholds, Rio Tinto has certain rights until June 12, 2025,, including the right to appoint:

• one member to the Casino Project Technical and Sustainability Committee;

• one non-voting observer to attend all meetings of the Board;

• one director of the Company, if Rio Tinto's ownership increases to at least 12.5%; and

• up to three secondees to the Casino Project.

In addition, Rio Tinto has a right to participate in future equity issuances to maintain its ownership in the Company and a one-time "demand registration right" and "piggy-back registration rights."

Under the Amended and Restated Rio Tinto Investor Rights Agreement, until June 12, 2025, Rio Tinto has also agreed:

• to vote any shares in favor of each director nominated by the Board for election by shareholders;

• not to acquire any securities of the Company, subject to certain exceptions; and

• not to sell, transfer, offer or otherwise dispose of any shares, subject to certain exceptions.

Update on the Port of Skagway

On December 5, 2023, the Company announced that during the 2023 Fall Sitting of the Yukon Legislative Assembly, the Yukon Government approved $21.4 million for investment in the Municipality of Skagway's (or "Skagway") redevelopment of their dock infrastructure to include a Marine Services Platform ("MSP") to continue to support ore export for the Yukon mining industry.

The MSP at Skagway is located in South-east Alaska and is 560 km from, and is the closest tidewater port to, the Casino Project. The Port of Skagway has historically been the preferred port to ship concentrates from the Yukon, and most recently was used to ship copper concentrates from the Minto Mine.

Submission of Environmental and Socio-Economic Effects Statement and Infrastructure Update

On November 10, 2023, the Company, through CMC, its wholly-owned subsidiary, has submitted to the Yukon Environmental and Socio-Economic Assessment Board ("YESAB") Executive Committee a schedule for submission of the Environmental and Socio-economic Effects Statement ("ESE Statement") for the Casino Project, as prescribed by the Revised Environmental and Socio-economic Effects Statement Guidelines (the "Guidelines") received from YESAB on September 13, 2023.

In the schedule, the Company indicated that it plans to submit the ESE Statement in the second half of 2024.  The ESE Statement forms the basis for the Company's assessment application for the Panel Review and includes all the material outlined in the Guidelines. In addition, the Company has been engaging and consulting with First Nations that may be impacted by the project.

The Company is committed to ensuring that review of the Casino Project occurs in a robust manner using the most up to date methodologies in environmental assessment and providing benefits to Yukon communities and First Nations for generations to come.

Infrastructure Update

On November 10, 2023, the Company announced that the Carmacks Bypass Project (the "Bypass"), the first section of the Casino Project access road and a $29.6 million investment by the Yukon and Federal Governments has been completed ahead of schedule. The Bypass will allow industrial vehicles to bypass the Village of Carmacks, reducing heavy traffic, improving community safety, and improving access to mineral exploration and development activities in the area.

Updates on Casino Drilling Program and Government Infrastructure Development

On August 23, 2023, the Company announced its 2023 drilling program (the "Program") at the Casino Project.

The Program was developed by the Company's Technical and Sustainability Committee, which is comprised of members from the Company, Rio Tinto and Mitsubishi Materials Corporation ("Mitsubishi Materials") as outlined in the respective investor rights agreement entered by the Company as part of the respective investments by Rio Tinto and Mitsubishi Materials (see "Further Investment by Rio Tinto" above and "Strategic Investment by Mitsubishi Materials" below).

Exercise of Subscription Rights by Rio Tinto

On May 1, 2023, the Company completed a $2.3 million subscription by Rio Tinto, whereby Rio Tinto exercised its pre-existing right to participate on a pro rata basis in equity financings by the Company to maintain its then current ownership interest.

Driven by a strategic equity investment by Mitsubishi Materials, as detailed below, Rio Tinto acquired 878,809 Common Shares at a price of $2.63 per share for proceeds of approximately $2.3 million, allowing Rio Tinto to maintain its interest of approximately 7.84%.

Strategic Investment by Mitsubishi Materials

On April 14, 2023, the Company completed a $21.3 million strategic investment by Mitsubishi Materials to further advance the Casino Project.

Mitsubishi Materials acquired 8,091,390 Common Shares at a price of $2.63 per share for proceeds of approximately $21.3 million, resulting in Mitsubishi Materials owning approximately 5.0% of the outstanding Common Shares, on an undiluted basis, following completion of the Rio Tinto subscription.

In connection with the strategic investment by Mitsubishi Materials, the Company and Mitsubishi Materials entered into an investor rights agreement dated April 14, 2023 (the "Mitsubishi Materials Investor Rights Agreement") whereby, subject to certain conditions, Mitsubishi Materials has certain rights until the earlier of (a) its ownership falling below 3.0%, and (b) April 4, 2025, including the right:

• to appoint one member to the Casino Project Technical and Sustainability Committee;

• to appoint the greater of one director of the Company or 17% of the number of directors (rounding to the nearest whole number), if Mitsubishi Materials' ownership increases to at least 12.5%;

• to participate in future equity issuances to maintain its ownership in the Company and, in the event its ownership increases to 8.0%, a one-time "demand registration right" and "piggy-back registration rights"; and

the right of first negotiation to offtake at least its proportionate share of minerals produced from the Casino Project.

Under the Mitsubishi Materials Investor Rights Agreement, for a period of 24 months, Mitsubishi Materials has agreed:

• not to sell, transfer, offer or otherwise dispose of any Common Shares without first notifying the Company;

• to abstain from voting or vote any shares in favor of each director nominated by the Board for election by shareholders; and

• not to acquire any securities of the Company, subject to certain exceptions.

The Company and Mitsubishi Materials will negotiate in good faith new rights and restrictions attaching to its share ownership on the earlier of (a) October 14, 2024, and (b) Mitsubishi Materials' ownership reaching 12.5% or greater. The Company and Mitsubishi Materials have initiated these discussions on a preliminary basis.

Updated Study on Casino Project to Have Significant Impact on Yukon Economy

On February 2, 2023, the Company announced the results of an updated study on the potential economic impact of the development of the Casino Project on the Yukon and Canada completed by MNP LLP (the "Report").

The Report incorporates the results from the Feasibility Study.

The Report highlights the impressive cumulative economic effect that developing the Casino Project will have on the Yukon and Canada during the project's construction, operation, closure, and reclamation. The Casino Project is estimated to contribute $44.3 billion to Canada's Gross Domestic Product ("GDP"), create 132,280 full-time equivalent positions ("FTE"), and generate $12.8 billion in wages and salaries over the entire life of the Project. Note that the use of FTEs is a method to account for partial employment or employment for different durations and 1.0 FTE is equivalent to a full-time job for one year of employment.

The Report estimates the GDP generated in Yukon by the construction of the Casino Project at $1.7 billion. The construction phase is estimated to contribute $3.6 billion to Canada's economy while generating 25,580 FTEs resulting in $2.1 billion in wages and salaries across Canada.

During each of its 27 years of operation, the Casino Project is expected to contribute $1.3 billion to Yukon's economy. Operation of the mine is estimated to contribute $1.5 billion to Canada's GDP annually while creating 3,880 FTEs and generating $391 million in wages and salaries across Canada.

The Casino Project is also expected to generate $11.2 billion in taxes and royalties to various governments during the life of mine.

During the Year Ended December 31, 2022

Changes to Directors and Officers

On January 15, 2022, Kenneth Engquist was appointed as the Chief Operating Officer of the Company.

Extension of Rio Tinto's Rights

On November 23, 2022, Rio Tinto exercised its right to extend certain rights under its initial investor rights agreement as the parties continued to work to assess the Casino Project. Such rights were superseded by those contained in the Amended and Restated Rio Tinto Investor Rights Agreement. For a summary of these rights, see "General Development of the Business - Three Year History - During the Year Ended December 31, 2023 - Further Investment by Rio Tinto".

Positive Feasibility Study on Casino Project

On August 9, 2022, the Company filed the technical report titled "Casino Project, Form NI 43-101F1 Technical Report Feasibility, Yukon, Canada" with an effective date of June 13, 2022 and issued on August 8, 2022 (the "Feasibility Study") which summarizes the results of a feasibility study on the Casino Project, which results were first reported by the Company on June 28, 2022.

The executive summary of the Feasibility Study has been included verbatim as Schedule "A" of this AIF.

The results from the Feasibility Study confirm the project's robustness and ability to withstand inflationary pressures. The Feasibility Study reaffirms the Casino Project as one of the very few long-life copper-gold projects with robust economics in a top mining district, the Yukon.

Infrastructure

The Yukon Government commenced construction of the Bypass, later completed in November 2023.

DESCRIPTION OF THE BUSINESS

General

The Company is focused on advancing the Casino Project towards production. The Casino Project hosts one of the largest undeveloped copper-gold deposits in Canada. The Casino Project consists of a total of 1,136 full and partial quartz claims (the "Casino Quartz Claims") and 149 placer claims (the "Casino Placer Claims"), 55 of which were acquired in 2011, while 94 claims were added in June 2024. All quartz and placer claims were acquired in accordance with the Yukon Quartz Mining Act and the Yukon Placer Mining Act, respectively. The 825 quartz claims, of a total of 1,136, comprise the initial Casino property (the "Casino Property") and 311 claims comprise the Canadian Creek property (the "Canadian Creek Property" and, together with the Casino Property, the Casino Project).

Western acquired the historical Casino claims in 2006 as part of an arrangement with prior owners and significantly expanded the area of its mineral property by staking and acquiring mineral claims currently known as the Casino Project. The Casino Project is primarily a copper and gold project located in the Whitehorse Mining District in west central Yukon, in the northwest trending Dawson Range mountains, 300 kilometres northwest of the territorial capital of Whitehorse. The Casino Project is located on Crown land administered by the Yukon government and within the Selkirk First Nation traditional territory. The total area covered by the Casino Quartz Claims is 21,288 hectares and the total area covered by the Casino Placer Claims is 1,323 hectares.

The Company does not have any producing properties and consequently has no current operating income or cash flow. Western is an exploration stage company and has not generated any revenues to date. Commercially viable mineral deposits may not exist on any of the Company's properties.

Employees

On December 31, 2024, the Company had 15 employees. The Company also uses consultants with specific skills to assist with various tasks.

Specialized Skills and Knowledge

The Company's business requires people with specialized skills and knowledge in the areas of geology, drilling, logistical planning, geophysics, metallurgy and mineral processing, implementation of exploration programs, mining, engineering, accounting, environmental, social management and governance, among others, in the jurisdictions that the Company operates. To date, the Company has been able to locate and retain such professionals, employees and consultants and management believes it will continue to be able to do so.

Competitive Conditions

The mineral acquisition, exploration and development business is a competitive business. The Company competes with numerous other companies and individuals who may have greater financial resources in the search for and acquisition of personnel and funding, and the search for and acquisition, exploration and development of attractive mineral properties. As a result of this competition, the Company may be unable to obtain additional capital or other types of financing on acceptable terms or at all, acquire, explore and develop properties of interest or retain qualified personnel. See "Risk Factors".

Changes to Contracts

It is not expected that the Company's business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters.

The Company has a reclamation bond of approximately $798,000 which is currently financed by a third-party. In the event that the amount of the reclamation bond increases significantly, and the Company is unable to obtain financing for this increase, it could have a material adverse effect on the Company's operations. See "Risk Factors".

MINERAL PROPERTY

Casino Project (Yukon, Canada)

The Company's only material mineral property for the purposes of NI 43-101 is the Casino Project. More details regarding the Casino Project are detailed in the Feasibility Study, prepared by: Daniel Roth, PE, P.Eng., Mike Hester, F Aus IMM, John M. Marek, P.E., Laurie M. Tahija, MMSA-QP, Carl Schulze, P.Geo., Daniel Friedman, P.Eng., and Scott Weston, P.Geo.; each of whom is a qualified person pursuant to NI 43-101.

The Feasibility Study is incorporated by reference in this AIF. The complete Feasibility Study may be viewed under the Company's profile at www.sedarplus.ca or on its website at www.westerncopperandgold.com. The executive summary of the Feasibility Study has been included verbatim as Schedule "A" of this AIF.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business and the present stage of its development. The risks described herein are the risks the Company currently deems to be material; however, such risks are not the only risks facing the Company. These risk factors could materially affect the Company, its business and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect the Company, its business and prospects. If any of the Company's properties move to a production stage, the Company would be subject to additional risks respecting any production activities.

History of Net Losses; Uncertainty of Additional Financing; Negative Operating Cash Flow

The Company has received no revenue to date from exploration activities on its properties and has negative cash flow from operating activities. The Company incurred the following losses: (ii) $6,921,830 for the year ended December 31, 2024, and (ii) $3,338,299 for the year ended December 31, 2023, and (ii) $4,994,178. As of December 31, 2024, the Company had an accumulated deficit of $121,851,567. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

The business of mining exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue and has significant cash requirements to meet its exploration commitments and to fund administrative overhead and to maintain its mineral interests. The Company will need to raise sufficient funds to meet these obligations as well as fund ongoing exploration, advance detailed engineering, and provide for capital costs of building its mining facilities.

Mineral Exploration Activities are Inherently Risky

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into mineral deposits with significant value. Unusual or unexpected ground conditions, geological formation pressures, fires, power outages, labour disruptions, flooding, earthquakes, explorations, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  Substantial expenditures are required to establish mineral reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The remoteness and restrictions on access of certain of the properties in which the Company has an interest could have an adverse effect on profitability in that infrastructure costs would be higher.

Projects, such as the Casino Project, rely on the accuracy of predicted factors, including capital and operating costs, metallurgical recoveries, mineral reserve estimates and future metal prices. After mineralization is discovered, it takes years and significant investment to move to production. Projects are also subject to numerous variables that can affect their timing and cost, such as the accuracy of feasibility studies and cost estimates, the acquisition of surface or land rights, inflation, supply chain issues, and the issuance of necessary governmental permits and approvals. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the site, technological impediments to extraction and processing, legal requirements, governmental intervention, tax and royalty rates, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in the Casino Project becoming unfeasible or uneconomic. Additionally, failure to secure adequate financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its Casino Project and could have a material adverse effect on the Company's business, results of operations, financial condition and price of the Common Shares,

In addition, previous mining operations may have caused environmental damage at certain of the Company's properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

Dependence on Single Project

The Casino Project is currently the Company's sole project and therefore, any adverse development with respect to the Casino Project will have a material adverse effect on the Company.

Possible Failure to Obtain Applicable Licenses and Permits

The Company's activities are and will be subject to obtaining and maintaining licenses, permits and approvals to conduct mining operations on the properties. The Company's continued exploration activities are dependent on maintaining, complying with and renewing required permits and licenses in addition to obtaining additional permits and licenses required for future activities.

The Company may be unable to obtain, on a timely basis, or maintain in the future, all necessary permits or licenses required to maintain its activities on its projects, including the Casino Project. Delays may occur in connection with obtaining necessary renewals of its existing permits or licenses or additional permits or licenses for future operations or activities. It is possible that previously issued permits or licenses may be suspended, revoked or lapse for a variety of reasons, including through government or court action. If the Company is unable to maintain or renew its current permits or licenses or obtain additional permits or licenses required for future operations, this may have an adverse effect on the Company's operations and the value of the Common Shares.

Environmental Laws and Regulations that may Increase Costs and Restrict Operations

All of the Company's exploration and potential development and production activities are subject to regulation by Canadian governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or new mining activities in other countries, it will also be subject to the laws and regulations of those jurisdictions, including environmental laws and regulations.

Environmental laws generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving to stricter standards, and enforcement, fines and penalties for noncompliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Environmental hazards may exist on the properties in which the Company holds its interests or on properties that will be acquired which are unknown to the Company at present and which have been caused by previous or existing owners or operators of those properties.

The Company's current or future activities, including exploration and development activities and operations of the Company require licenses, permits or other approvals from various governmental authorities and activities are and will be governed by laws and regulations governing exploration, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety, mine permitting and other matters. Companies engaged in exploration and development activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits that the Company may require for exploration and development will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the Company may undertake. However, there may be unforeseen environmental liabilities resulting from exploration, development and/or mining activities and these may be costly to remedy.

The Company does not maintain insurance against all environmental risks. As a result, any claims against the Company may result in liabilities that could have a significant adverse effect on the operations and financial condition of the Company.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration and development operations may be required to compensate those suffering loss or damage by reason of the exploration and development activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

The Company cannot give any assurances that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially or adversely affect its financial condition. There is no assurance that future changes to environmental regulation, if any, will not adversely affect the Company.

Rights of Indigenous Peoples

The nature and extent of First Nation and Metis (collectively, "Indigenous Peoples") rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between Indigenous Peoples and federal, provincial and territorial authorities. Various national, provincial and territorial laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of Indigenous Peoples. Many of these materials impose obligations on the government to respect the rights of Indigenous Peoples and some mandate that the government consult with Indigenous Peoples regarding government actions which may affect Indigenous Peoples, including actions to approve or grant mining rights or permits. The obligations of the government and private parties under the various national materials pertaining to Indigenous Peoples continue to evolve and be defined. The Company operates in an area presently or previously inhabited or used by Indigenous Peoples and therefore, the Company's current and future operations are subject to a risk that one or more groups of Indigenous Peoples may oppose continued operation, further development, or new development of the Company's projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company's activities. Opposition by Indigenous Peoples to the Company's operations may require modification of, or preclude operation or development of, the Company's projects or may require the Company to negotiate, and enter into agreements, with Indigenous Peoples with respect to the Company's projects. There is no assurance that the Company will be able to establish a practical working relationship with any Indigenous Peoples in the area which would allow it to ultimately develop the Casino Project.

Additional uncertainty with respect to Indigenous Peoples has arisen in Canada due to the decision of the Supreme Court of Canada in Tsilhqot'in Nation v. British Columbia (2014 SCC 44), which recognized the Tsilhqot'in Nation as holding aboriginal title to approximately 1,900 square kilometers of territory in the interior of British Columbia. This decision represents the first successful claim for aboriginal title in Canada and may lead other Indigenous Peoples in Canada to pursue aboriginal title in their traditional land-use areas. Such claims, if successful, may impact those projects or operations in Canada on which the Company holds an interest or delay or even prevent exploration or mining activities on Canadian land which is covered by the Company's mining rights.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, including the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. From January 1, 2024, to December 31, 2024, the price of the Common Shares on the Toronto Stock Exchange (the "TSX") has ranged from $1.27 to $2.27. There can be no assurance that continual and significant fluctuations in the price of the Common Shares will not occur.

Uncertainty of Mineral Resources and Mineral Reserves

The figures for mineral resources and mineral reserves with respect to the Casino Project disclosed in this AIF are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render mineral resources and mineral reserves uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause any mining operation to be unprofitable in any particular accounting period. Additionally, mineral resource and mineral reserve estimates may change over time as new information becomes available. If the Company encounters mineralization or geological formations different from those predicted by past drilling, sampling and interpretations, any mineral resource or mineral reserve estimates may need to be altered in a way that could adversely affect the Company's operations or prospects.

Changes in the Market Price of the Common Shares and Potential Related Litigation

The Common Shares are listed on the TSX and the NYSE American. The price of the Common Shares is likely to be significantly affected by short-term changes in copper and gold prices or in its financial condition or results of operations. Other factors unrelated to the Company's performance may have an adverse effect on the price of the Common Shares, including a reduction in analytical coverage by investment banks with research capabilities; a drop in trading volume and general market interest in the Company's securities resulting in a lack of liquidity and consequently a loss in investor interest generally; a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges, which could result in the delisting of the Common Shares or a substantial decline in the price of the Common Shares that persists for a significant period of time.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect their long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources. Defense and settlement costs associated with litigation can be substantial, even with respect to claims that are frivolous or have no merit.

Funding Risk

The Company's ability to effectively implement its business and operation plans in the future, to take advantage of opportunities for acquisitions, joint ventures or other business opportunities and to meet any unanticipated liabilities or expenses which the Company may incur may depend in part on its ability to raise additional funds. The Company may seek to raise further funds through equity or debt financings, joint ventures, production sharing arrangements or other means. Failure to obtain sufficient financing for the Company's activities and future projects may result in delay and indefinite postponement of exploration, development or production on the properties. There can be no assurance that additional financing will be available when needed or, if available, the terms of the financing might not be favourable to the Company and might involve substantial dilution to shareholders.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company has received all necessary permits for the exploration and development work it is presently conducting; however, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See "Insurance Risk", below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration and development.

Assets in Remote Locations Increase Operational Risk

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company's mineral project. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company's activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties. Climate change or prolonged periods of inclement weather may severely limit the length of time in which exploration programs and development activities may be undertaken. Any significant delays and other unexpected problems may have a material adverse impact upon the financial condition and results of operations of the Company.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation and or development of the Company's properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation and or development of the Company's properties will be commenced or completed on a timely basis, if at all; that the resulting operations will achieve the anticipated production volume; or that the construction costs and ongoing operating costs associated with the exploitation and or development of the Company's properties will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations and profitability.

Capital Costs

The Company prepares budgets and estimates of cash costs and capital costs for its operations. Despite the Company's best efforts to budget and estimate such costs, the costs required by the Company's projects may be significantly higher than anticipated. The Company's actual costs may vary from estimates for a variety of reasons, including: short-term operating factors; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions and unexpected labour shortages or strikes. Operational costs may also be affected by a variety of factors, including: ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency exchange rates. Many of these factors are beyond the Company's control. Failure to achieve estimates or material increases in costs could have an adverse impact on the Company's business, results of operations and financial condition. Furthermore, delays in mining projects or other technical difficulties may result in even further capital expenditures being required. Any delays or costs overruns or operational difficulties could have a material adverse effect on the Company's business, results of operations and financial condition.

High Input Costs and Availability of Services and Equipment

Any increase in input costs, including metal prices, may lead to increases in mining exploration, development and construction activities around the world, which could result in increased demand for, and cost of, exploration, development and construction services and equipment. Increased demand for services and equipment could result in increased costs. It may also lead to delays if services or equipment cannot be obtained in a timely manner due to an inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

Changes in Governmental Policy

Pursuant to an executive order, the United States has recently enacted significant new import tariffs on trade and transactions with Canada, Mexico and other trading partners.  Canada has announced proposed retaliatory import tariffs on trade and transactions from the United States. There is significant uncertainty surrounding further changes in governmental policy, particularly with respect to such trade policies, treaties and tariffs.  These developments, and any similar further changes in governmental policy, may have a material adverse effect on global economic conditions and financial markets. The full economic impact of any such changes in governmental policy on the Company remains uncertain and is dependent on the severity and duration of the tariffs and any other measures imposed which, if prolonged, could increase costs and decrease demand for any minerals that may be extracted by the Company.

Metal Price Volatility

Factors beyond the control of the Company may affect the marketability of any ore or minerals discovered at and extracted from the Company's properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control, including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

The price of each of copper and gold has a history of extreme volatility. The price of the Common Shares and the Company's financial results may be significantly adversely affected by a decline in the price of copper or gold. The price of each of copper and gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the United States dollar and foreign currencies, global and regional supply and demand, by-product production levels from base-metal mines, and the political and economic conditions of major copper and gold-producing countries throughout the world.

During the 2024 calendar year, the price of gold ranged between US$1,990.80 per ounce and US$2,777.80 per ounce. Some factors that affect the price of gold include: industrial and jewelry demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future levels of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar. All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

During the 2024 calendar year, the price of copper on the London Metal Exchange ranged from US $3.69 per pound to US $5.11 per pound. Some factors that affect the price of copper include: industrial demand; forward or short sales of copper by producers and speculators; future levels of copper production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Copper prices are also affected by macroeconomic factors including: confidence in the global economy; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the strength of, and confidence in, the U.S. dollar, the currency in which the price of copper is generally quoted, and other major currencies; global political or economic events; and costs of production of other copper producing companies whose costs are denominated in currencies other than the U.S. dollar.  All of the above factors can, through their interaction, affect the price of copper by increasing or decreasing the demand for or supply of copper.

Climate Change

The Company's operations could be exposed to a number of physical risks from climate change, such as changes in rainfall rates or patterns, reduced process water availability, higher temperatures and extreme weather events. Such events or conditions, including flooding or inadequate water supplies, could disrupt mining and transport operations, mineral processing and rehabilitation efforts, create resources or energy shortages, increase energy costs, damage the Company's property or equipment, increase health and safety risks at the Company's assets, and adversely impact the Company's ability to access financing and/or adequate insurance provision. Such events or conditions could have other adverse effects on the Company's workforce and on the communities surrounding the Company's exploration sites, such as an increased risk of food insecurity, water scarcity and prevalence of disease. The Company is also at risk of reputational damage if key external stakeholders perceive that the Company is not adequately responding to the threat of climate change. Any of the aforementioned risks related to climate change could have a material adverse effect on the Company's business, financial condition and results of operations.

Currency Fluctuations may Affect the Costs of Doing Business

The Company's activities and offices are currently located in Canada. Copper and gold are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada may be denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis-à-vis the U.S. dollar could increase the Company's cost of doing business. In addition, the U.S. dollar is subject to fluctuation in value compared to the Canadian dollar. The Company does not utilize hedging programs to any degree to mitigate the effect of currency movements.

Future Issuances of Securities will Dilute Shareholder Interests

The issuances of additional securities including, but not limited to, Common Shares pursuant to any financing and otherwise, could result in a substantial dilution of the equity interests of the Company's shareholders. The Company cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. See "Directors and Officers" in this AIF for details of the Company's current management. Investors must be willing to rely to a significant extent on management's discretion and judgment. The Company does not maintain key employee insurance on any of its employees. The Company depends on key personnel and cannot provide assurance that it will be able to retain such personnel. Failure to retain such key personnel could have a material adverse effect on the Company's business and financial condition.

Reclamation Costs

It is difficult to determine the exact amounts that will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such reclamation costs, particularly those in excess of the Company's estimates and uncovered by reclamation bonds, as well as any significant increases in the amount of any reclamation bond, may have a material adverse impact upon the financial condition and results of operations of the Company.

Title Risks

Although title to its mineral properties and surface rights has been reviewed by or on behalf of the Company, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available for mining claims in Canada, and the Company's ability to ensure that it has obtained secure claim to individual mineral properties may be severely constrained. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such properties may be in doubt. Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Possible Loss of Interests in Exploration Properties

The regulations pursuant to which the Company holds its interests in certain of its properties provide that the Company must make a series of payments over certain time periods or expend certain minimum amounts on the exploration of such properties. If the Company fails to make such payments or expenditures in a timely fashion, the Company may lose its interest in those properties. This loss of interest could have an adverse effect on the Company's operations and the value of the Common Shares.

Competition

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified directors, officers and employees.

Inflation Risk

Inflation rates in the jurisdictions in which the Company operates have continued to increase. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour and energy, as well as continuing global supply-chain disruptions, with global energy costs increasing significantly following the invasion of Ukraine by Russia in February 2022. Moreover, the Middle East is an important contributor to global oil supplies and any instability in the region, such as the Israel-Hamas conflict that commenced in October 2023, can cause price hikes due to anticipated supply disruptions, which can in turn affect global inflation rates and trade balances. These inflationary pressures have affected the Company's labour, commodity and other input costs and such pressures may or may not be transitory. Any continued upward trajectory in the inflation rate for the Company's inputs may have a material adverse effect on the Company's operating and capital expenditures for the development of its projects as well as its financial condition and results of operations.

Global Financial Risk

Market events and conditions, including the disruptions in the international credit markets and other financial systems, along with political instability, falling currency prices expressed in United States dollars, and uncertainties surrounding global supply chains have resulted in commodity prices remaining volatile. These conditions have also caused fear and a loss of confidence in global credit markets, resulting in a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions have caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events are illustrative of the effect that events beyond the Company's control may have on commodity prices; demand for metals, including copper and gold; availability of credit; investor confidence; and general financial market liquidity, all of which may adversely affect the Company's business.

These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company.

Increased levels of volatility and market turmoil can adversely impact the Company's operations and the value, and the price of the Common Shares could be adversely affected.

Natural Disasters, Terrorist Acts, Health Crises and Other Disruptions and Dislocations

Upon the occurrence of a natural disaster, pandemic or upon an incident of war, riot or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a material adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

Any outbreak of a virus, other contagions or epidemic diseases may result in increased levels of volatility, or rapid destabilization of global economic conditions, as well as an adverse effect on commodity prices, demand for metals, availability of equity or credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company's business and the market price of the Company's securities. In addition, there may not be an adequate response to any such infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains social unrest, government or regulatory actions or inactions, including quarantines, travel restrictions, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown events with potentially significant impacts. Given the international nature of the Company's operations, the Company may not be able to accurately predict which operations may be impacted in the event of such an outbreak. Any outbreak or threat of an outbreak of a contagious or epidemic disease could have a material adverse effect on the Company, its business and operational results and the market price of its securities.

Litigation Risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that are frivolous or have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could take away from management time and efforts and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company's financial position, results of operations or the Company property development.

Acquisition and Integration risk

As part of its business strategy, the Company may seek new development and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired business and their personnel into the Company. The Company can provide no assurances that it will complete any acquisition or business arrangement that it pursues, or is pursing, on favourable terms, if at all, or that any acquisition or business arrangement completed will ultimately benefit such business. Such acquisitions may be significant in size, relative to the Company, may change the scale of the Company's business and may expose the Company to new geographic, political, operating, financial and geological risks. Further, any acquisition the Company makes will require a significant amount of time and attention of management, as well as resources that otherwise could be spent on the operation and development of the Company's existing business.

Insurance Risk

The mining industry is subject to significant risks that could result in damage to or destruction of property and facilities, personal injury or death, environmental damage and pollution, delays in production, expropriation and development of assets and loss of title to mining claims. No assurance can be given that insurance to cover the risks to which the Company's activities are subject will be available at all or at commercially reasonable premiums. The Company currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies at a similar stage of development. The Company carries liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is unavailable or prohibitively expensive. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms in accordance with the Business Corporations Act (British Columbia). From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. For details of roles played by directors and officers in other companies, see "Directors and Officers" in this AIF. Any conflict of interest or perceived conflict of interest may result in a lack of investor confidence and have a negative effect on the price of the Common Shares.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, National Instrument 52-110 - Audit Committees, and National Instrument 58-101 - Disclosure of Corporate Governance Practices.

The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on the Board or as executive officers.

Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. No control system can provide absolute assurance with respect to the reliability of financial reporting and financial statement preparation, and any such issues in reliability may result in increased accounting costs or in a lack of investor confidence and may have a negative effect on the price of the Common Shares.

Materially Adverse U.S. Federal Income Tax Consequences for U.S. Shareholders

We generally will be a "passive foreign investment company" (a "PFIC") under the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), if (a) 75% or more of our gross income is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% or more of the quarterly average value of our assets produce, or are held for the production of, passive income in any taxable year. A shareholder who is a "U.S. person" (as such term is defined in the Code) should be aware that we believe that we were a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year and for the foreseeable future. If we are a PFIC for any taxable year during which a U.S. person holds Common Shares, it would likely result in materially adverse U.S. federal income tax consequences for such U.S. person, including, but not limited to, any gain from the sale of the Common Shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on the Common Shares would be subject to an interest charge, except in certain circumstances. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. person. It may be possible for U.S. persons to fully or partially mitigate such tax consequences by making a "qualified electing fund election," as defined in the Code (a "QEF Election"). We currently intend to make available to shareholders who are U.S. persons, upon their written request: (a) information as to our status as a PFIC, and (b) for each year in which we are a PFIC, all information and documentation that a shareholder making a QEF Election with respect to us is required to obtain for U.S. federal income tax purposes. We may provide such information on our website. However, there is no assurance that the Company will satisfy the record keeping requirements that apply to a PFIC, or that the Company will continue to supply shareholders with the information that the shareholder is required to report under the rules applicable to making a QEF Election. Therefore, if the Company is a PFIC in any taxable year, there is no assurance that the shareholder will be able to make a QEF Election in respect of the Common Shares. The PFIC rules are extremely complex. A U.S. person holding Common Shares is encouraged to consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares.

Information Systems ("IT") and Cybersecurity Threats

The Company's operations depend, in part, on how well the Company and any third parties that the Company does business with protect networks, equipment, IT systems and software against damage from threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, phishing schemes, computer viruses, vandalism, fraud and theft. While the Company has certain preventative measures in place, there can be no assurances that the Company will not be subject to external attacks, leaking of the Company's confidential information, wire payment fraud, misappropriation of funds or erroneous payments. Any of these and other events could result in information systems failures, delays, increases in capital expenses and/or otherwise negatively impact the Company's ability to operate. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Regulatory Compliance

As a reporting issuer listed on the TSX and the NYSE American, the Company is subject to various rules and regulations governing matters such as timely disclosure, continuous disclosure obligations and corporate governance practices. Noncompliance with such rules and regulations may result in enforcement actions by the applicable securities regulatory authorities and/or the TSX and NYSE American.

No Dividends

No dividends on the Common Shares have been paid by the Company to date and the Company may not declare or pay any cash dividends in the foreseeable future. Any payments of dividends will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the Board may consider appropriate in the circumstances.

Shareholder Activism

Publicly traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns, or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company's reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company's management, which could have an adverse effect on the Company's business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board, this could adversely affect the Company's business and future operations. This type of activism can also create uncertainty about the Company's future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company's business, future operations, profitability, and the Company's ability to attract and retain qualified personnel.

DIVIDENDS

The Company has not paid any dividends on the Common Shares since its incorporation, nor has it any present intention of doing so. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized and Issued Capital

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of March 19, 2025, the Company had 200,000,258 Common Shares issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed on the TSX and on the NYSE American under the symbol "WRN". The following table sets forth information relating to the trading of the Common Shares on the TSX for the most recently completed financial year:

Month	High ($)	Low ($)	Total Volume
January	1.85	1.41	904,433
February	1.77	1.27	1,196,331
March	2.24	1.73	2,065,381
April	2.27	1.92	4,205,865
May	2.15	1.74	6,090,208
June	1.82	1.525	3,335,489
July	1.68	1.43	1,853,184
August	1.64	1.42	1,704,857
September	1.76	1.50	2,436,507
October	1.70	1.48	2,641,906
November	1.85	1.495	1,923,024
December	1.65	1.44	2,494,745

Prior Sales

The Company did not issue any securities which are not listed or quoted on a marketplace during the most recently completed financial year.

ESCROWED SECURITIES

None of the Company's securities are held under an escrow or similar arrangement.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth all current directors and executive officers of the Company as of the date of this AIF, with each position and office held by them in the Company and the period of service as such. Each director's term of office expires at the next annual general meeting.

Name and Position	Province/State and Country of Residence (1)	Director or Officer Since
Raymond Threlkeld (4) Chairman and Director	Florida, United States	June 27, 2024
Sandeep Singh Chief Executive Officer, President and Director	Ontario, Canada	February 22, 2024
Robert J. Chausse (2) (3) Director	Ontario, Canada	June 27, 2024
Tara Christie (4) Director	British Columbia, Canada	April 3, 2019
Michael Vitton (2) (3) Director	Connecticut, United States	June 10, 2020
Bill Williams (3) Director	Massachusetts, United States	November 6, 2020
Klaus Zeitler (2) (4) Director	British Columbia, Canada	May 3, 2006
Michael Psihogios Chief Financial Officer	British Columbia, Canada	August 12, 2024
Jeff Eng Vice President, Projects	British Columbia, Canada	August 5, 2024
Shena Shaw Vice President, Environmental and Community Affairs	Yukon, Canada	October 1, 2021
Elena Spivak Corporate Secretary	British Columbia, Canada	June 12, 2019

(1) The information as to province/state and country of residence has been furnished by the respective individuals.

(2) Denotes member of the Audit Committee.

(3) Denotes member of the Compensation Committee.

(4) Denotes member of the Corporate Governance and Nominating Committee.

As at March [19], 2025, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 9,523,122 Common Shares, representing approximately 4.76% of the issued and outstanding Common Shares.

Biographies

The principal occupations of the directors and executive officers of the Company during the preceding five years are included in the biographies below. This information has been furnished by the respective individuals.

Raymond Threlkeld, B.SC. (Geology), Chairman and Director

Mr. Threlkeld is a seasoned mining professional with over 30 years of experience in mineral exploration, mine operations, construction, and executive management. In 2020, Mr. Threlkeld was inducted into the U.S. National Mining Hall of Fame, recognizing his significant contributions to the mining industry.  Until recently, he served as a director of New Found Gold Corp. and was a director of Calibre Mining. He also served as Chairman of Newmarket Gold, becoming a director of Kirkland Lake Gold upon the sale of Newmarket to Kirkland for $1 billion. Additionally, he was a director of Northern Empire, which was sold to Coeur Mining in 2018 for US$90 million. Mr. Threlkeld was President and CEO of Rainy River Resources, which was developing the 4-million-ounce Rainy River gold deposit in Ontario. New Gold purchased Rainy River for $310 million in 2013. From 2006 to 2009, Mr. Threlkeld led the Western Goldfields team that acquired, developed, and brought into operation the Mesquite Gold Mine in California, which was subsequently purchased by New Gold for $314 million in 2009. From 1996 to 2004, he held a variety of senior executive positions with Barrick Gold, rising to the position of Vice President of Project Development. Among his notable accomplishments were the Pierina Mine in Peru, Bulyanhulu Mine in Tanzania, Veladero Mine in Argentina, Lagunas Norte Mine in Peru, and the Cowal Mine in Australia. Mr. Threlkeld holds a B.Sc. degree in Geology from the University of Nevada.

Sandeep Singh, B.Eng., MBA, Chief Executive Officer, President and Director

Mr. Singh joined Western as CEO in February 2024. Prior to this, he was President and CEO of Osisko Gold Royalties, where he successfully led a turnaround that resulted in significant relative outperformance. Over the preceding 15 years, Mr. Singh worked as an investment banker specializing in the North American metals and mining sector at BMO Capital Markets, Dundee Securities, and co-founded Maxit Capital, a leading independent M&A firm. He has advised numerous mining companies on financing alternatives and strategic matters and has been involved in some of the most complex and value-enhancing M&A transactions in the sector. Mr. Singh holds a Bachelor of Mechanical Engineering degree from Concordia University and an MBA from Oxford University.

Robert J. Chausse, B.Comm., CPA, Director

Mr. Chausse is a proven leader with over 25 years of international finance experience in the mining industry. He most recently served as CFO of New Gold before his retirement and is currently a director of Revival Gold. Previously, Mr. Chausse served as CFO of Richmont Mines, CFO at Stornoway Diamonds, and EVP & CFO of AuRico Gold. His experience also includes VP of Finance, Operations and Projects for Kinross Gold, along with progressively senior roles at Barrick Gold. Mr. Chausse is a Chartered Professional Accountant (CPA) and holds a Bachelor of Commerce degree from Toronto Metropolitan University.

Tara Christie, B.A.Sc., M.A.Sc., P.Eng., Director

Ms. Christie has over 20 years' experience in the exploration and mining business. Ms. Christie is currently the President and CEO of Banyan Gold Corp. and is a Director of Osisko Metals Incorporated. She was formerly the President of privately owned Gimlex Gold Mines Ltd. (2006-2016), one the Yukon's largest placer mining operations. Ms. Christie has been a board member of Constantine Metals, Klondike Gold, PDAC, AMEBC and other industry associations and was a founding board member of the Yukon Environmental and Socio-Economic Assessment Board (2004-2016). She is active in non-profits and charities, including being President of a registered charity "Every Student, Every Day" that works to improve attendance in Yukon schools. Ms. Christie has B.Sc. and M.Sc. degrees in Geotechnical Engineering from the University of British Columbia and is a registered professional engineer in BC and Yukon.

Michael Vitton, Director

Mr. Vitton is the former Executive Managing Director, Head, US Equity Sales, Bank of Montreal Capital Markets (BMO Capital Markets) where he originated and placed more than USD $200 billion through public and secondary offerings and M&A transactions across all market sectors. In the metals and mining sector, Mr. Vitton has acted as seed investor, lead/co-lead underwriter or in a M&A capacity, in some of the most important deals in the sector including African Platinum Ltd., Arequipa Resources Ltd., Bema Gold Corp, Brancotte Resources, Comaplex Minerals Corp., Detour Gold Corp, Diamond Fields Resources Inc., Echo Bay Mines Ltd., Francisco Gold Corp., Franco-Nevada Corp., Gammon Gold Inc., Getchell Gold Corp., Golden Shamrock Mines Ltd., Guinor Resources Ltd., Hemlo Gold Mines Inc., Ivanhoe Mines Ltd., Meridian Gold Inc., MexGold Resources Inc., Minefinders Corporation Ltd., Moto Goldmines Ltd., New Gold Inc., Northern Orion Resources Inc., Osisko Mining Inc, Peru Copper Inc., Wheaton River Minerals Ltd., Randgold Resources Ltd., Rio Narcea Gold Mines Ltd., Skye Resources Inc., Semafo Inc., Sino Gold Mining Ltd., UrAsia Energy, UraMin Inc. among many others. Mr. Vitton was also the co-founder of MMX Minerals e Metalicos SA (Brazil) ("MMX") and LLX Logistica SA (Brazil). MMX sold Minas Rio and Amapa assets to Anglo American Corporation for USD $5.5 billion in cash in December 2008, returning USD $8.8 billion in cash or stock distributions to MMX shareholders, offering six times return from IPO in two and half years. LLX Logistica (Acu Port) was sold to EIG (Energy Infrastructure Group). Additionally, he co-founded Petro Rio SA, one of the largest independent Brazilian public oil and gas producers, producing over 35,000 bbls per day, with a current market capitalization of USD $4.0 billion.

Recently, Mr. Vitton acted as seed investor and capital markets advisor to Newmarket Gold Inc., which was sold to Kirkland Lake Gold Ltd. for $1.0 billion, combining to form a $2.4 billion company. Kirkland Lake Gold Ltd. was awarded 2018 Digger of the Year (Diggers and Dealers). He acted as investor and capital markets advisor to ASX-listed Gold Road Resources Ltd. (ASX: GOR), raising AUD $57 million, and bringing the Gruyere gold mine into production jointly with Gold Fields SA. Gold Road Resources Ltd. won the Diggers and Dealers award for best deal in 2017. He acted as investor and advisor to Cardinal Resources Ltd. in its acquisition by Shandong Gold Group for AUD $394 million. Mr. Vitton was an investor, director and special committee member of Premier Gold Mines Limited (TSX:PG), in its acquisition by Equinox Gold Corp. for $611.7 million and spin out of I-80 Gold. Mr. Vitton is a partner and member of P5 Infrastructure, operating in partnership with EQT Infrastructure/CMA CGM, where EQT Infrastructure/ P5 Infrastructure acquired 90% of Global Gateway South Terminal/ Fenix Marine Services, a deep sea terminal in Long Beach Harbor, CA. In January 2022, EQT Infrastructure/ P5 Infrastructure sold Global Gateway South/ Fenix Marine Services for USD $2.3 billion EV, returning 3x in four years. Mr. Vitton is a seed investor and advisor to Ensign Gold. Mr. Vitton is a shareholder and director of Western. Mr. Vitton holds his securities licenses thru INTE Securities LLC. Mr. Vitton is a graduate of the University of Michigan Business School, former Seat Holder, NYSE, and former President, New York Society of Metals Analysts. He has invested and partnered with some of the largest sovereign fund, private equity funds, mutual and hedge funds. Mr. Vitton is focused on the energy, infrastructure, industrial and mining sectors.

Bill Williams, Ph.D., CPG, Director

Dr. Williams is an economic geologist with over 40 years' experience that includes the exploration and development of mining and oil & gas projects as well as oversight of mining operations. Most recently, Dr. Williams served as the Board Chair of Big Ridge Gold Corp. until December 2024. He also he served as the Interim CEO and Director of Detour Gold Corporation and was a Director and COO of Zinc One Resources Inc., with whom he led the team that made the discovery of the Mina Chica zinc-oxide deposit in the Bongará district, north-central Peru. He is the former CEO, President, and Director of Orvana Minerals Corp., prior to which he was a Vice President for Phelps Dodge Exploration overseeing activity in the Americas, which included the discovery of the Haquira porphyry copper deposit in Peru, and working on M & A opportunities. He holds a Ph.D. in Economic Geology from the University of Arizona and is a Certified Professional Geologist.

Klaus Zeitler, Ph.D., Director

Dr. Zeitler was the founder and CEO of Inmet from 1987 to 1996. Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 to 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996.  Dr. Zeitler is currently Director and Executive Chairman of Amerigo Resources Ltd. [TSX:ARG], and Lead Director of Rio2 Limited [TSXV: RIO].

Michael Psihogios, Chief Financial Officer

Mr. Psihogios is an experienced financial executive working with public, private, and investment companies in the natural resource industry over the past 20 years. Mr. Psihogios joined Western as CFO in August 2024. Prior to this, he was CFO of Atlas Salt Inc. Previously, Mr. Psihogios was the CFO of DUMAS Mining, an underground mine builder from 2016 to 2021, where he established the systems and controls for a successful business turnaround and profitable growth strategy. Prior to DUMAS Mining, Michael worked with an international natural resource private equity fund on numerous senior executive, financial, and corporate development secondment roles within portfolio companies.

Jeff Eng, P.Eng., Vice President, Projects

Mr. Eng brings experience across a number of disciplines leading to successful project studies and the development of mining projects. Most recently he was a Project Director for Teck Resources, working on the mine life extension for the Red Dog mine, among other projects. Prior, he was Director of Engineering and Interim VP Project Development for Sabina Gold and Silver during the permitting and early execution phases of the Back River project. Mr. Eng spent 13 years with AMEC in several different, and increasingly senior, roles including Site Engineering Manager for the construction of the Mount Milligan mine in BC and lead roles in numerous studies and execution projects ranging from the Jansen potash project in Saskatchewan to Snap Lake Diamond Mine in Northwest Territories.

Shena Shaw, B.A., Vice President, Environmental and Community Affairs

Ms. Shaw is responsible for leading the environmental, permitting and community relations efforts for the Company and the Casino Project. Before joining the Company, Ms. Shaw was managing projects and contributing to environmental assessments across the North for nearly 20 years. After graduating from the University of Victoria with a Bachelor of Arts in Anthropology focusing on First Nations Studies and Geography, Ms. Shaw joined the Yukon Chamber of Commerce with a role in supporting community-based entrepreneurship programs and services. A relocation to Yellowknife, Northwest Territories (the "NWT") introduced her to the mining industry for the first time when she joined DeBeers Canada's Snap Lake Project. Following that she embarked on a lengthy career in environmental consulting in Yellowknife and Whitehorse, focusing on responsible development of resource extraction through the environmental assessment and Indigenous engagement processes of large-scale projects in the Yukon, NWT, Alaska and across Canada. Ms. Shaw participated in the consultation and socio-economic impact assessment work for the Kaminak Coffee Gold Project, Victoria Gold's Eagle Gold Project and the Casino Project, all based in the Yukon. She is deeply familiar with the Yukon Environmental and Socio-economic Assessment Act process and was involved in the Mackenzie Gas Project Joint Review Panel process in the NWT.

Elena Spivak, B.Eng. (Metallurgy), Corporate Secretary

Ms. Spivak has been with Western since 2007, assisting with legal, corporate and regulatory matters as well as managing the Company's mineral assets. Ms. Spivak completed the paralegal program at Capilano University, is a member of the Governance Professionals of Canada (GPC) and holds an Engineering Degree in Metallurgy.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the Company's directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, at the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the disclosure above, an "order" means (a) a cease trade order, including a management cease trade order, (b) an order similar to a cease trade order, or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(i) is, at the date of this AIF, or has been within the ten years before the date this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii) has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company and its properties are not currently subject to, and were not during the Company's most recently completed financial year subject to, any legal proceedings, nor are any proceedings known to be contemplated that involve a claim for damages in an amount that, excluding interest and costs, exceeds 10% of the current assets of the Company.

During the Company's most recently completed financial year and up to the date of this AIF, there were no: (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority, (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, or (c) settlement agreements the Company entered into before a court in respect of securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, none of the following persons has had any material interest, direct or indirect, in any transaction during the Company's three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company: (a) a director or executive officer of the Company, (b) a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the outstanding voting securities of the Company; and (c) an associate or affiliate of any of the persons or companies referred to in (a) or (b).

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent of the Company is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia, at 510 Burrard Street, Vancouver, BC, V6C 3B9, in Toronto, Ontario, and in Denver, Colorado, USA.

MATERIAL CONTRACTS

The Company has entered into the following material contracts:

a. The Mitsubishi Investor Rights Agreement dated April 14 2023 between Western and Mitsubishi Materials (see "General Development of the Business - Three Year History - During the Year Ended December 31, 2023 - Strategic Investment by Mitsubishi Materials"),

b. The Amended and Restated Rio Tinto Investor Rights Agreement dated December 12, 2023 between Western and Rio Tinto (see "General Development of the Business - Three Year History - During the Year Ended December 31, 2023 - Further Investment by Rio Tinto"); and

c. The net smelter returns royalty agreement dated December 21, 2012 among Western, CMC and 8248567 Canada Limited with respect to a 2.75% net smelter returns royalty on the claims comprising the Casino Project, assigned to Osisko Gold Royalties Ltd. pursuant to a royalty assignment and assumption agreement dated July 31, 2017.

INTERESTS OF EXPERTS

The information of a scientific or technical nature regarding the Casino Project included or incorporated by reference in this AIF is based on the Feasibility Study prepared by Daniel Roth, PE, P.Eng., Mike Hester, F Aus IMM, John M. Marek, P.E., Laurie M. Tahija, MMSA-QP, Carl Schulze, P.Geo., Daniel Friedman, P.Eng., and Scott Weston, P. Geo.; each of whom is a qualified person pursuant to NI 43-101.

To the best of the Company's knowledge, none of the above persons, held at the time of preparing the report, received after preparing the report, or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates in connection with the preparation or certification of the report prepared by such person.  Other than as disclosed below, none of the above persons is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or any associate or affiliate of the Company.

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have prepared an independent auditor's report dated March 19, 2025 in respect of the Company's consolidated financial statements as at December 31, 2024 and 2023 and for the years then ended. PricewaterhouseCoopers LLP has advised that they are independent of the Company in accordance with the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the US Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee Charter, as approved by the Board, is included in Schedule "B" of this AIF.

Audit Committee Composition and Relevant Education and Experience

The Audit Committee is comprised of Robert Chausse (Chair), Michael Vitton and Klaus Zeitler. All three members are independent and are financially literate, as described in National Instrument 52-110 - Audit Committees ("NI 52-110"). Refer to the "Directors and Officers" section of this AIF for a detailed description of each member's education and experience relevant to being a member of the Audit Committee.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on any exemption from NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

Pre-Approval Policies and Procedures

All audit, audit-related, tax and non-audited services to be performed by the external audit firm are pre-approved by the Audit Committee. Before approval is given, the Audit Committee examines the independence of the external auditor in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

External Auditor Service Fees (by category)

The following table sets forth the aggregate professional fees billed to the Company by its external auditor, PricewaterhouseCoopers LLP, during each of the years ended December 31, 2024 and 2023.

	Year ended December 31,
	2024	2023
Audit Fees	143,300	149,265
Audit-Related Fees	-	-
Tax Fees	9,630	26,215
All Other Fees	21,400	-
Total	174,330	175,480

Audit Fees are professional fees billed for the audit of the Company's annual consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with regular statutory or regulatory filings.

Audit-Related Fees are professional fees billed for assurance and related services by the Company's auditors that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not reported under "Audit Fees".

Tax Fees are professional fees billed for tax return preparation and advice related to tax compliance.

All Other Fees are professional fees billed for products and services provided by the Company's auditor, other than the services reported under "Audit Fees", "Audit-Related Fees" and "Tax Fees".

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company's profile on the SEDAR+ website at: www.sedarplus.ca.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in the Company's audited annual consolidated financial statements and management's discussion and analysis as at and for the year ended December 31, 2024.

Schedule "A"
SUMMARY FROM FEASIBILITY STUDY

The below summary has been extracted from the Feasibility Study:

1 SUMMARY

This Report was prepared for Casino Mining Corporation (CMC), a wholly owned subsidiary of Western Copper and Gold Corporation (Western) as well as for Western itself by M3 Engineering & Technology Corporation (M3) in association with Independent Mining Consultants (IMC), Knight Piésold Ltd. (KP), Aurora Geosciences, and Hemmera.

The purpose of this report is to provide a feasibility study on the Casino Property. This report conforms to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects.

1.1 KEY DATA

The key details about this project are as follows:

1. Casino is primarily a copper and gold project that is expected to process 120,000 dry tonnes of ore per day (t/d) or 43.8 million dry tonnes per year (t/y). Metals to be recovered are copper (Cu), gold (Au), molybdenum (Mo), and silver (Ag).

2. Based on the economic analysis, the Property will produce the following over the life of the mine from the concentrator and heap leach facility:

a. Gold - 6.95 million ounces

b. Silver - 36.09 million ounces

c. Copper - 4.27 billion pounds

d. Molybdenum - 346 million pounds

3. The process will include a conventional single-line SAG mill circuit (Semi-Autogenous Ball Mill Crusher, or SABC) followed by conventional flotation to produce concentrate for sale. In addition to the concentrator, there will be a separate carbon-in-column facility to recover precious metals from heap leached oxide ore. Gold and silver bullion (doré) produced will be shipped by truck to metal refineries.

4. The Property will require the construction of a power plant and will generate its own electrical power using LNG to fuel the generator drivers.

5. The Property has several routes of access, including by the Yukon River, by aircraft, winter roads, and existing trails. A network of paved highways provides access to the region from the Port of Skagway, Whitehorse, and northern British Columbia. Paved roads to the Property currently exist up to Carmacks. A new, all weather, gravel road will be constructed by the project to connect Casino to Carmacks via the existing Freegold Road. The new access road will, in general, follow the existing Casino Trail that will be upgraded to support trucking from Carmacks to Casino.

6. Fresh water will be sourced from the Yukon River.

1.2 PROPERTY DESCRIPTION AND OWNERSHIP

The Casino porphyry copper-gold-molybdenum deposit is located at latitude 62° 44'N and longitude 138° 50'W (NTS map sheet 115J/10), in west central Yukon, in the northwest trending Dawson Range mountains, 300 km northwest of the territorial capital of Whitehorse.

To the west, Newmont is developing the Coffee Project. To the north and to the west, White Gold Corp. has a large number of claims and is actively exploring them. Approximately 100 km to the east, Minto Metals Corp. operates the Minto Mine, which produces copper concentrate.

The project is located on Crown land administered by the Yukon Government and is primarily within the Selkirk First Nation traditional territory. The Tr'ondek Hwechin traditional territory lies to the north and the proposed access road crosses into Little Salmon Carmacks First Nation traditional territory to the south. The White River First Nation and Kluane First Nation are also potentially impacted by the project. The Casino Property lies within the Whitehorse Mining District and consists of 1,136 full and partial Quartz Claims and 55 Placer Claims acquired in accordance with the Yukon Quartz Mining Act. The total area covered by Casino Quartz Claims is 21,276.61 ha. The total area covered by Casino Placer Claims is 490.32 ha. Casino Mining Corp. (CMC) is the registered owner of all claims, although certain portions of the Casino property remain subject to royalty agreements. The claims covering the Casino property are discussed further in Section 4 of this document.

Figure 1-1, at the end of this section, shows the site's location in Yukon Territory as well as other points of interest relevant to this Report.

1.3 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Casino Mine is located in Central Yukon, roughly 150 km northwest of Carmacks, at approximately N62° 44' 25", W138° 49' 32". Current site access is by small aircraft using the existing 760 m airstrip, by winter road and from the Yukon River.

Either road or barge service will provide early access for construction equipment, camp construction and initial equipment. A barge landing area at Britannia Creek and the Yukon River is currently in service.

The project plan includes a new airstrip. The project also plans a new 132 km year-round access road from the end of the Freegold Road, presently extending 70 km northwest of the village of Carmacks.

The climate at the Casino Project area can generally be described as continental and cold. Winters are long, cold, and dry, with snow generally on the ground from late September through mid-May. Summers are short, mild, and wet, with the greatest monthly precipitation falling in July. Average daytime temperature in winter reaches a maximum of -13 degrees Celsius in January, dropping to -22 degrees Celsius overnight. On average, the daytime temperatures in July reach a maximum of 20 degrees Celsius, with overnight lows of 7.7 degrees Celsius. The mean annual precipitation for the Casino Project area is estimated to be 500 mm, with 65% falling as rain and 35% falling as snow.

1.4 HISTORY

The first documented work in the present Casino Property area comprised the working of placer claims on Canadian Creek, recorded in 1911 by J. Britton and C. Brown. A study by D.D. Cairnes, of the Geological Survey of Canada (GSC) in 1917, recognized huebnerite (MnWO4) in the heavy-mineral concentrates, and also that gold and tungsten mineralization was derived from an intrusive complex on Patton Hill. The total placer gold production is unknown, although from 1980-1985 placer mining yielded 1,615 troy ounces of gold (Au).

The first recorded bedrock mineral discovery occurred in 1936 when J. Meloy and A. Brown located silver-lead-zinc (Ag-Pb-Zn) veins approximately 3 km south of the Canadian Creek placer workings. Over the next several years the Bomber and Helicopter vein systems were explored by hand trenches and pits. In 1943, the Helicopter claims were staked followed by staking of the Bomber and Airport claims in 1947.

Lead-silver mineralization was the focus of exploration on the property until 1968. Noranda optioned the property in 1948 and Rio Tinto re-optioned the property in 1963. During this time trenching, mapping, and sampling were conducted.

L. Proctor purchased the claims in 1963 and formed Casino Silver Mines Limited to develop the silver-rich veins. The veins were explored and developed intermittently by underground and surface workings from 1965 to 1980. In total, 372.5 tonnes of argentiferous galena, assaying 3,689 grams/tonne (g/t) Ag, 17.1 g/t Au, 48.3% Pb, 5% Zn, 1.5% Cu, and 0.02% bismuth (Bi), were shipped to the Trail, British Columbia smelter.

Based on the recognition of porphyry copper potential, the Brynelsen Group acquired Casino Silver Mines Limited and, from 1968 to 1973, exploration for a porphyry target was directed jointly by Brameda, Quintana, and Teck Corporation. Exploration included extensive soil sampling and geophysical surveys and trenching programs, eventually leading to the discovery of the Casino deposit in 1969. From 1969 to 1973, various parties, including Brameda Resources, Quintana Minerals and Teck Corporation, completed diamond drilling programs on the property.

Archer, Cathro & Associates (1981) Ltd. (Archer Cathro) optioned the property in 1991 and assigned the option to Big Creek Resources Ltd. In 1992, a program consisting of 21 HQ holes totaling 4,729 m systematically assessed the gold potential in the core of the deposit for the first time. In 1992, Pacific Sentinel Gold Corp. (PSG) acquired the property and commenced a major exploration program. The 1993 program included surface mapping and 50,316 m of HQ and NQ-sized drilling in 127 holes. All but one of the 1992 drill holes were deepened in 1993. PSG drilled an additional 108 diamond drill holes totalling 18,085 metres in 1994, completing the delineation drilling commenced in 1993. PSG also performed metallurgical, geotechnical, and environmental work which was used in a scoping study in 1995. This study envisioned a large-scale open pit mine and a conventional flotation concentrator that would produce a copper- gold concentrate for sale to Pacific Rim smelters.

First Trimark Resources and CRS Copper Resources subsequently obtained the property and, using the Pacific Sentinel Gold data, published a Qualifying Report in 2003 to bring the resource estimate into compliance with National Instrument 43-101 requirements. The two firms combined to form Lumina Copper Corporation in 2004 and issued an update of the Qualifying Report later that year.

In November 2006, Western Copper Corporation acquired Lumina Copper Corporation and the Casino Deposit. In the fall of 2011, Western Copper Corporation spun out all other assets except the Casino Deposit and changed its name to Western Copper and Gold Corporation (Western). Western also created a wholly owned subsidiary, the "Casino Mining Corporation" (CMC).

In 2007, Western conducted an evaluation of the Bomber Vein System and the southern slope of Patton Hill by VLF- EM and Horizontal Loop EM geophysical surveying and soil geochemistry. Environmental baseline studies were also initiated in 2007. In 2008, Western reclaimed the old camp site and constructed a new exploration camp next to the Casino airstrip. Western drilled a camp water well and two exploration holes totaling 1,163 m, to obtain fresh core samples for metallurgical and waste characterization tests. Both exploration holes twinned PSG holes to confirm historical Cu, Mo, and Au grades. Later that year, M3 Engineering produced a pre-feasibility study for Western.

In 2009, Western completed 22.5 km of Direct Current Resistivity and Induced Polarization (DC/IP) surveying and Magnetotelluric Tensor Resistivity (MT) surveying using the "Titan" system of Quantec Geosciences Ltd. The company also drilled 10,943 m in 37 diamond drill holes, of which 27 were infill holes along the north slope of Patton Hill designed to convert inferred resource and non-defined material to the measured and indicated categories. Drilling identified supergene Cu-Mo mineralization in this area. The remaining 10 holes, totaling 4,327 m, were drilled to test geophysical targets.

In 2010, infill and delineation drilling continued, with most of the drilling done to the north and west of the deposit. Drilling also defined hypogene mineralization at the southern end of the deposit. The company also drilled a series of geotechnical holes at the proposed tailings embankment area and within the pit, and several holes for hydrogeological studies. The geotechnical drilling continued in 2011 (41 holes, 3,163 m) and 2012 (6 holes, 228 m). This work culminated in the publishing of a pre-feasibility study in 2011 and a feasibility study in 2013.

In 2019, Western carried out a program of infill drilling, comprising 13,590 m in 72 holes. This program was designed to upgrade mineralization in the inferred resource category located along the margin of the deposit to the indicated category.

In 2020, CMC completed a diamond drilling program comprising 12,007.54 m in 49 holes, targeting three main areas: the Gold, Northern Porphyry and Casino West zones. Drilling at the Gold Zone was designed to test for higher grade mineralization along the south and west boundaries of the deposit. Northern Porphyry zone drilling targeted potential northern extensions of the deposit. Drilling at the Casino West zone was designed to test for continuation of the deposit along the south flank of Canadian Creek.

In 2021, CMC completed a diamond drilling program comprising 6,074.97 m in 22 holes. Of these, 16, comprising 5 resource confirmation holes, 3 metallurgical testing holes, and 8 for geotechnical analysis were drilled within the Casino resource boundaries. An additional six exploration holes were drilled outside of the deposit resource area, and seven short geotechnical holes were drilled in the proposed heap leach, tailings management facility and processing facility areas.

In July 2021 Western completed a Preliminary Economic Assessment (PEA) report, incorporating data from drilling from 1992 through 2019. The PEA recommended advancement to a Feasibility Study to determine mineral reserves for the deposit.

In mid-2019, Western acquired the Canadian Creek property, adjacent to the west of the Casino property, from Cariboo Rose Resources Ltd., leading to the issuance of a new Mineral Resource Statement in late 2020. Exploration on the Canadian Creek property dates from 1992 when Archer Cathro staked the Ana Claims. In 1993, Eastfield Resources Ltd. acquired these claims, expanded the Ana Claim block, and explored the expanded property by soil geochemical sampling, trenching, and drilling, (Johnston, 2018). This work was directed towards exploration for additional porphyry deposits. The 1993 program was followed by extensive field programs in 1996, 1997 and 1999, comprising Induced Polarization (IP) surveying, road construction, and trenching on the Ana, Koffee, Maya and Ice claims. In 2000, Eastfield on the Ana undertook another drill campaign, Koffee Bowl, and the newly acquired Casino "B" claims immediately east of the Casino deposit. The Casino "B" holes confirmed the presence of auriferous mineralization discovered in 1994 by PSG. Modest exploration programs were conducted in 2003, 2004, and 2005, mostly over the Casino "B" area. In 2007, a five-hole core drill program at Casino "B" targeted gold and copper soil anomalies and ground magnetic "high" features.

In 2009, following discovery of gold on Underworld Resources' nearby White Gold property, a major exploration program at Canadian Creek targeted gold potential outside of previous areas of porphyry copper exploration. Soil surveying revealed areas returning > 15 ppb Au, associated with anomalous As, Bi, and Sb (antimony) values, extending more than four kilometers ENE from the Casino deposit. The IP surveys showed numerous strong chargeability highs, many coinciding with the gold-in-soil anomalies, which were subsequently tested with 10 core holes. The holes intersected clay-altered structures with sheeted pyrite veins, and narrow, structurally controlled clay- altered structures with pyrite and quartz-carbonate veins. With few exceptions gold grades were < 1 gpt, and widths were less than 3 m.

In 2011, additional soil sampling and ground geophysical surveying and trenching were completed. The soil sampling completed coverage of the entire Canadian Creek property, whereas a limited-extent IP survey identified two zones of > 20 mv/V of chargeability. The trenching program identified several areas with anomalous gold values, including 2,890 ppb and 4,400 ppb Au.

In 2016, Cariboo Rose, which had by then acquired the property from Eastfield, completed a modest program of trenching, prospecting, and in-fill soil sampling. Trenching work at the Ana portion of the Canadian Creek property returned locally anomalous Au, widely spread anomalous As, Bi and Sb, and locally high Ag values, generally confined to narrow structures.

Cariboo Rose's 2017 exploration program comprised surface work at the Kana and Malt West gold targets and a reverse circulation (RC) drill program that tested a variety of gold targets across the property. A total of 2,151.27 m of RC drilling in 24 holes was completed. This work confirmed gold and silver mineralization to be limited to structures less than 3 m wide, rarely traceable over more than 100 m.

1.5 GEOLOGICAL SETTING AND MINERALIZATION

The geological setting of the Casino deposit is typical of many porphyry copper deposits. The deposit is centered on an Upper Cretaceous-age (72-74 Ma), east-west elongated porphyry stock called the Patton Porphyry, which intrudes mid-Cretaceous granitoids of the Dawson Range Batholith and Paleozoic schists and gneisses of the Wolverine Creek suite of the Yukon Tanana Terrane (YTT). Intrusion of the Patton Porphyry caused brecciation of both the earlier intrusive rocks and surrounding country rocks along the northern, southern, and eastern contacts of the stock. Brecciation is best developed in the eastern end of the stock where the brecciated zone is up to 400 m wide in plan view. To the west, along the north and south contacts, the breccias narrow gradually to less than 100 m. The overall dimensions of the intrusive complex are approximately 1.8 by 1.0 km.

The main body of the Patton Porphyry is a relatively small, mineralized stock measuring approximately 300 m by 800 m, surrounded by a potassically-altered intrusion breccia in contact with rocks of the Dawson Range Batholith. Elsewhere, the Patton Porphyry forms discontinuous dykes ranging from less than one to tens of metres in width, cutting both the Patton Porphyry Plug and the Dawson Range Batholith. The overall composition of the Patton Porphyry is rhyodacite, with phenocrysts of a dacitic composition within a quartz latite matrix. The porphyry commonly includes abundant distinct phenocrysts of plagioclase and lesser phenocrysts of biotite, hornblende, quartz, and opaque minerals.

The Intrusion Breccia comprises granodiorite, diorite, and fragments of Paleozoic meta-igneous and metasedimentary rocks, in a fine-grained Patton Porphyry matrix. It may have formed along the margins, in part by the stoping of blocks of wall rock. An abundance of Dawson Range granitoid inclusions occurs prominently at the southern contact of the main plug, whereas abundances of Wolverine Creek metamorphic rocks increase along the northern contact, and bleached diorite fragment abundance increases along the eastern contact of the main plug. Strong potassic and phyllic alteration locally destroys primary textures.

Primary copper, gold and molybdenum mineralization was deposited from hydrothermal fluids that exploited the contact breccias and fractured wall rocks. Higher grades occur in the breccias and gradually decrease outbound from the contact zone, both towards the centre of the stock and outward into the granitoids and schists. Several metallogenic settings were identified as follows:

  Leached Cap Mineralization (CAP) - This oxidized gold-bearing zone is copper-depleted due to weathering processes and has a lower specific gravity relative to the underlying zones. Weathering has resulted in significant clay alteration, and is most intense at surface, decreasing with depth.
  Supergene Oxide Mineralization (SOX) - This zone is enriched in copper oxide and hydrous copper carbonate minerals, with trace molybdenite. It generally occurs as a thin layer above the supergene sulphide zone. Where present, the supergene oxide zone averages 10 m in thickness, and may contain chalcanthite, malachite and brocanthite with minor azurite, tenorite, cuprite, and neotocite.
  Supergene Sulphide Mineralization (SUS) - Supergene copper mineralization occurs in a zone of sulphide mineral enrichment derived from leaching of copper-bearing mineralization from the overlying Leached Cap. The zone, located below the leached cap and above the hypogene zone, extends to 200 m of depth, with an average thickness of 60 m. Grades of the supergene sulphide zone vary widely, but are highest in fractured and highly pyritic zones, due to their ability to promote chalcocite precipitation. Copper grades in the Supergene Sulphide zone are almost double those in the Hypogene.
  Hypogene Mineralization (HYP) - Hypogene mineralization occurs as disseminated mineralization, stock- work veins and breccias throughout the various alteration zones below the Supergene zone. Significant Cu- Mo mineralization is related to the potassically-altered breccia surrounding the core Patton Porphyry, and in the adjacent phyllically-altered host rocks of the Dawson Range Batholith. The breccias surrounding the Patton Porphyry are host to the highest Cu values on the property.

1.6 DEPOSIT TYPE

The Casino deposit is best classified as a Calc-Alkalic Porphyry type deposit associated with a tonalite intrusive stock. Primary Cu, Au and Mo mineralization was deposited from hydrothermal fluids that exploited the contact breccias and fractured wall rocks. Higher Cu-Au grades occur in the breccias and gradually decrease outwards away from the contact zone both towards the centre of the stock and outward into the granitoids and schists. A general zoning of the primary sulphides occurs, with chalcopyrite and molybdenite occurring in the central tonalite and breccias, grading outward into pyrite-dominated mineralization in the surrounding granitoids and schists. Alteration accompanying the sulphide mineralization comprises an earlier phase of potassic (K) alteration and a later overprinting of phyllic alteration. The potassic alteration typically comprises secondary biotite and K-feldspar as pervasive replacement and veins. Quartz stockwork zones and anhydrite veinlets also occur. Phyllic alteration consists of sericite and vein and replacement-style silicification.

The Casino deposit is unusual amongst Canadian porphyry copper deposits in having a well-developed enriched blanket of secondary copper mineralization similar to that found in deposits in Chile and the southwestern United States, such as the Escondida and Morenci deposits. Unlike other Canadian porphyry deposits, the Casino deposit's enriched copper blanket was not eroded by glacial action. At Casino, weathering during the Tertiary Period leached the copper from the upper 70 m of the deposit, forming the leached cap, and re-deposited it lower in the deposit, forming the supergene enrichment zones. This created a layer-like sequence consisting of an upper leached zone up to 70 m thick, where all sulphide minerals have been oxidized and copper removed, resulting in a bleached, limonitic leached cap containing residual gold. Beneath the leached cap is a zone up to 100 m thick of secondary copper sulphide mineralization, primarily chalcocite and minor covellite, and including thin, discontinuous units of supergene copper oxide mineralization directly underlying the leached cap. The copper grades of the enriched, blanket-like zone can be up to twice that of the underlying unweathered hypogene zone of primary copper mineralization, the latter comprising pyrite, chalcopyrite and lesser molybdenite. The hypogene copper mineralization is persistent at depth, extending more than 600 m below surface, and beyond the deepest drill holes.

1.7 EXPLORATION STATUS

In 2009, Quantec Geoscience Limited of Toronto, Ontario performed Titan-24 DC/IP surveying, as well as an MT survey over the entire grid. MT surveys provide high resolution and deep penetration (to 1 km), and the Titan DC/IP survey provides reasonable depth coverage to 750 m.

In 2010, all of Pacific Sentinel's historic drill core stored at the Casino Property was re-logged to provide data for the new lithological and alteration models.

In 2011 Western focused on geotechnical, metallurgical and baseline environmental studies, but also drilled several exploration holes, prior to changing its name to Western Copper and Gold Corp (Western), and creating its wholly owned subsidiary, Casino Mining Corporation (CMC) late that year. In 2011, the program involved 41 drill holes for a total of 3,163.26 m. In 2012, CMC continued with the geotechnical and metallurgical drilling; six holes (228.07 m) were drilled for metallurgical sampling.

During the 2019 field season, Western focused on exploration drilling for the primary purpose of updating the resource base of the Casino Project. A total of 13,594.63 m in 72 holes were drilled.

During the 2020 field season, Western completed a diamond drilling program of 12,008 m in 49 core holes. The program focused on identification of high-grade gold intercepts in the "Gold Zone," as well as expansion of the main deposit to the north and west. Results are included in this Feasibility Study.

During the 2021 field season, a total of 6,074.97 metres in 22 core holes was completed. The assay values were not used in the determination of the updated resource described in this report. Four categories of diamond drilling were employed, as follows:

Resource Confirmation Drilling: 5 holes for 1,483 m.

Metallurgical Drilling: 3 holes for 1,001 m.

Geotechnical Drilling (Deposit area): 8 holes for 1,957 m.

Exploration Drilling: 6 holes for 1,634 m.

The 2021 program also included the drilling of seven geotechnical holes testing ground conditions at the proposed Tailings Management Facility, Heap Leach facility and Mineral Processing site. Roughly 40% of core from 1992 to 2012, all of the 2021 core, and much of the 2020 core underwent scanning by the GeologicAl instrument of Enersoft Inc.

Also in 2021, an extensive B-horizon soil sampling program covering areas north, east, and south of the Casino deposit was completed, leading to onsite identification from on-site XRF results of three targets, which were subsequently drilled. Three further geochemical targets were identified from lab assay results.

1.8 EXPLORATION PROCEDURES

Exploration on the property over its history included prospecting, geological mapping, multi-element soil geochemistry, magnetic and IP surveys, trenching and drilling. Targeting of early drilling on the Casino Deposit was based mainly on coincident Cu-Mo soil anomalies. Since 1993, with the exception of a Titan TM Survey, exploration centered on the Casino deposit comprised drilling on a grid pattern using a core drill with NQ and NTW widths, with a smaller number of holes drilled with HQ diameter core. The 2021 drilling program utilized PQ-sized coring gear for the metallurgical holes, and HTW gear for the resource confirmation, geotechnical and exploration holes. These were reduced to NTW- sized core when drilling conditions became challenging.

On the recently acquired Canadian Creek Property, exploration to 2017 comprised grid soil, ground magnetic and IP surveys to generate trenching and drilling targets. Initially the focus was to locate porphyry copper mineralization. After 2016, the focus changed to exploration for gold mineralization similar to that discovered at nearby Coffee Creek.

Soil sampling west of the Casino Deposit was done from the mid-1990s through to 2011. The soil results show a coincident Cu-Au anomaly at the 50 ppm Cu and 15 ppb Au threshold levels respectively, extending westward for approximately 3 km from the Casino Deposit. This anomaly has been tested by 16 core holes.

Ground magnetic surveys with a line spacing of 100 m were undertaken over the Canadian Creek property in 2011 and in 2017. IP surveys were carried out in 1993, 1996, 2009 and 2011. The surveys in the 1990s used a pole-dipole array with an a-spacing of 75 m and an n 1 to 4 depth profile. The 2009 survey was a pole-dipole survey using an a- spacing of 25 m and an n 1 to 6 depth profile, and the 2011 pole dipole survey used an a-spacing of 25 m and an n 1 to 8 depth profile. In general, the surveys used small "n" spacings and have a limited depth profile. The surveys identified a number of high chargeability anomalies which remain to be tested.

The 2021 B-horizon soil sampling was conducted using a 200-metre station spacing and a 200-metre line spacing, resulting in evenly spaced sample locations in all cardinal directions throughout the surveyed area.

Drilling procedures for resource confirmation and exploration holes were the same as for 2020 drilling, utilizing HTW- sized equipment. Geotechnical drilling in the deposit area utilized HTW-sized split tube ("Triple-tube") coring steel. The metallurgical holes utilized PQ-sized equipment for a more representative sample for testing.

The 2021 program also included re-analysis of much of the historic core, as well as 2020 and 2021 core, by the heli- portable GeologicAl unit of Enersoft Inc. The unit performed hyperspectral, LiDAR, XRF and high-resolution photography on drill core. Roughly 40% of the 1992 - 2012 core, all of the 2021 and some of the 2020 core underwent analysis by the GeologicAl unit.

1.9 MINERAL RESOURCE ESTIMATE

The Mineral Resource for the Casino Project includes Mineral Resources amenable to milling and flotation concentration methods (mill material) and Mineral Resource amenable to heap-leach recovery methods (leach material). Also, the Mineral Resource is reported inclusive of the Mineral Reserve presented in the next section. Table 1-1 presents the Mineral Resource for mill material. Mill material includes the supergene oxide (SOX), supergene sulphide (SUS), and hypogene sulphide (HYP) mineral zones. Measured and Indicated Mineral Resources amount to 2.26 billion tonnes at 0.15% total copper, 0.18 g/t gold, 0.016% molybdenum, and 1.4 g/t silver and contained metal amounts to 7.45 billion pounds of copper, 12.9 million ounces gold, 791.2 million pounds of moly and 103.1 million ounces of silver. Inferred Mineral Resource is an additional 1.37 billion tonnes at 0.10% total copper, 0.14 g/t gold, 0.009% moly and 1.1 g/t silver and contained metal amounts to 3.03 billion pounds of copper, 6.1 million ounces of gold, 286.0 million pounds moly and 50.5 million ounces of silver for the Inferred Mineral Resource in mill material.

Table 1-2 presents the Mineral Resource for leach material. Leach material is oxide dominant leach cap (CAP or LC) mineralization. The emphasis of leaching is the recovery of gold in the leach cap. Copper grades in the leach cap are low, but it is expected some metal will be recovered.  Measured and Indicated Mineral Resources amount to 231.7 million tonnes at 0.04% total copper, 0.25 g/t gold and 1.9 g/t silver and contained metal amounts to 196.9 million pounds of copper, 1.88 million ounces gold and 14.1 million ounces of silver. Inferred Mineral Resource is an additional 40.9 million tonnes at 0.05% total copper, 0.20 g/t gold and 1.4 g/t silver and contained metal amounts to 46.9 million pounds of copper, 270,000 ounces of gold and 1.9 million ounces of silver for the Inferred Mineral Resource in leach material.

Table 1-3 presents the Mineral Resource for combined mill and leach material for copper, gold, and silver. Measured and Indicated Mineral Resources amount to 2.49 billion tonnes at 0.14% total copper, 0.18 g/t gold, and 1.5 g/t silver. Contained metal amounts to 7.64 billion pounds copper, 14.8 million ounces gold, and 117.2 million ounces of silver for Measured and Indicated Mineral Resources. Inferred Mineral Resource is an additional 1.41 billion tonnes at 0.10% total copper, 0.14 g/t gold and 1.2 g/t silver. Contained metal amounts to 3.08 billion pounds of copper, 6.3 million ounces of gold and 52.3 million ounces of silver for the Inferred Mineral Resource. The Mineral Resource for molybdenum is as shown with mill material since it will not be recovered for leach material.

The Mineral Resources are based on a block model developed by IMC during December 2021. This updated model incorporated the 2020 Western drilling and updated geologic models.

The Measured, Indicated, and Inferred Mineral Resources reported herein are contained within a floating cone pit shell to demonstrate "reasonable prospects for eventual economic extraction" to meet the definition of Mineral Resources in NI 43-101.

Table 1-1: Mineral Resource for Mill Material at C$ 6.11 NSR Cutoff

Resource Category	Tonnes Mt	NSR (C$/t)	Copper (%)	Gold (g/t)	Moly (%)	Silver (g/t)	CuEq %	Copper (Mlbs)	Gold (Moz)	Moly (Mlbs)	Silver (Moz)
Measured	144.9	40.09	0.30	0.38	0.024	2.1	0.64	953	1.8	75.2	9.6
Indicated	2,114.2	20.34	0.14	0.16	0.015	1.4	0.29	6,493	11.1	716.0	93.5
M+I	2,259.0	21.60	0.15	0.18	0.016	1.4	0.31	7,446	12.9	791.2	103.1
Inferred	1,371.5	15.41	0.10	0.14	0.009	1.1	0.21	3,029	6.1	286.0	50.5

Table 1-2: Mineral Resource for Leach Material at C$ 6.61 NSR Cutoff

Resource Category	Tonnes Mt	NSR (C$/t)	Copper (%)	Gold (g/t)	Silver (g/t)	AuEq (g/t)	Copper (Mlbs)	Gold (Moz)	Silver (Moz)
Measured	43.3	23.79	0.05	0.44	2.7	0.47	51.5	0.62	3.7
Indicated	188.4	11.47	0.04	0.21	1.7	0.23	145.4	1.27	10.4
M+I	231.7	13.77	0.04	0.25	1.9	0.27	196.9	1.88	14.1
Inferred	40.9	11.33	0.05	0.20	1.4	0.22	46.9	0.27	1.9

Table 1-3: Mineral Resource for Copper, Gold, and Silver (Mill and Leach)

Resource Category	Tonnes Mt	NSR (C$/t)	Copper (%)	Gold (g/t)	Silver (g/t)	Copper (Mlbs)	Gold (Moz)	Silver (Moz)
Measured	188.2	36.34	0.24	0.40	2.2	1,005.0	2.4	13.3
Indicated	2,302.6	19.61	0.13	0.17	1.4	6,638.1	12.4	103.9
M+I	2,490.7	20.88	0.14	0.18	1.5	7,643.1	14.8	117.2
Inferred	1,412.5	15.30	0.10	0.14	1.2	3,075.5	6.3	52.3

Notes:

1. The Mineral Resources have an effective date of 29 April 2022, and the estimate was prepared using the definitions in CIM Definition Standards (10 May 2014).

2. All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely.

3. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4. Mineral Resources for leach material are based on prices of US$3.50/lb copper, US$1650/oz gold, and US$22/oz silver.

5. Mineral Resources for mill material are based on prices of US$3.50/lb copper, US$1650/oz gold, US$22/oz silver, and US$12.00/lb molybdenum.

6. Mineral Resources are based on NSR Cutoff of C$6.61/t for leach material and C$6.11/t for mill material.

7. NSR value for leach material is as follows:

 NSR (C$/t) = $15.21 x copper (%) + $50.51 x gold (g/t) + $0.210 x silver (g/t), based on copper recovery of 18%, gold recovery of 80%, and silver recovery of 26%.

8. NSR value for hypogene sulphide mill material is:

NSR (C$/t) = $73.81 x copper (%) + $41.16 x gold (g/t) + $213.78 x moly (%) + $0.386 x silver (g/t), based on recoveries of 92.2% copper, 66% gold, 50% silver, and 78.6% molybdenum.

9. NSR value for supergene (SOX and SUS) mill material is:

NSR (C$/t) = $80.06 x recoverable copper (%) + $43.03 x gold (g/t) + $142.11 x moly (%) + $0.464 x silver (g/t), based on recoveries of 69% gold, 60% silver, and 52.3% molybdenum. Recoverable copper = 0.94 x (total copper - soluble copper).

10. Table 14-6 accompanies this Mineral Resource and shows all relevant parameters.

11. Mineral Resources are reported in relation to a conceptual constraining pit shell in order to demonstrate reasonable prospects for eventual economic extraction, as required by the definition of Mineral Resource in NI 43-101; mineralization lying outside of the pit shell is excluded from the Mineral Resource.

12. AuEq and CuEq values are based on prices of US$3.50/lb copper, US$1650/oz gold, US$22/oz silver, and US$12.00/lb molybdenum, and account for all metal recoveries and smelting/refining charges.

13. The Mineral Resource is reported inclusive of the Mineral Reserve.

1.10 MINERAL RESERVE ESTIMATES

Table 1-4 presents the Mineral Reserve estimate for the Casino Project. It can be seen that there are Mineral Reserves amenable to milling and Mineral Reserves amenable to heap leaching. The Proven and Probable Mineral Reserves amenable to milling amount to 1.22 billion tonnes at 0.19% total copper, 0.22 g/t gold, 0.021% molybdenum and 1.7 g/t silver. The Proven and Probable Mineral Reserve amenable to heap leaching amounts to 209.6 million tonnes at 0.26 g/t gold, 0.036% copper and 1.9 g/t silver. The effective date of this Mineral Reserve estimate is June 13, 2022. The low-grade stockpile portion of the Mineral Reserve is economic, but lower grade, material that will be stockpiled and processed at the end of open-pit operations. The Mineral Reserve estimate is also based on an exchange rate of US$0.80 = C$1.00 or if you prefer, C$1.25 = US$1.00.

The Mineral Reserve estimate is based on an open pit mine plan and mine production schedule developed by IMC. The Mineral Reserve estimate is based on commodity prices of US$3.25 per pound copper, US$1550 per ounce gold, US$12.00 per pound molybdenum and US$22.00 per ounce silver. Measured Mineral Resource in the mine production schedule was converted to Proven Mineral Reserve and Indicated Mineral Resource in the schedule was converted to Probable Mineral Reserve.

The Mineral Reserves are classified in accordance with the "CIM Definition Standards - For Mineral Resources and Mineral Reserves" adopted by the CIM Council (as amended, the "CIM Definition Standards") in accordance with the requirements of NI 43-101. Mineral Reserve estimates reflect the reasonable expectation that all necessary permits and approvals will be obtained and maintained. The project is in a jurisdiction friendly to mining.

IMC does not believe that there are significant risks to the Mineral Reserve estimate based on metallurgical or infrastructure factors or environmental, permitting, legal, title, taxation, socio-economic, marketing, or political factors. There has been a significant amount of metallurgical testing, however recoveries lower than forecast would result in loss of revenue for the project. Other risks to the Mineral Reserve estimate are related to economic parameters such as prices lower than forecast or costs higher than the current estimates. The impact of these is modeled in the sensitivity study with the economic analysis in Section 22.

All of the mineralization comprised in the Mineral Reserve estimate with respect to the Casino Project is contained on mineral titles controlled by Western.

Table 1-4: Mineral Reserve

Mineral Reserve (Milling):	Tonnes Mt	NSR (C$/t)	Tot Cu (%)	Gold (g/t)	Moly (%)	Silver (g/t)	CuEq (%)	Copper (Mlbs)	Gold (Moz)	Moly (Mlbs)	Silver (Moz)
Proven Mineral Reserve	140.1	38.50	0.31	0.39	0.024	2.1	0.67	944	1.8	74.9	9.4
Mill Ore	124.2	41.20	0.32	0.43	0.027	2.2	0.72	885	1.7	72.6	8.8
Low Grade Stockpile	16.0	17.54	0.17	0.15	0.007	1.1	0.29	59	0.1	2.3	0.6

Probable Mineral Reserve	1,076.9	23.68	0.17	0.19	0.021	1.6	0.36	4,135	6.7	497.1	55.5
Mill Ore	825.1	26.15	0.19	0.21	0.024	1.7	0.40	3,484	5.6	430.9	45.9
Low Grade Stockpile	251.9	15.57	0.12	0.14	0.012	1.2	0.24	651	1.1	66.2	9.6

Proven/Probable Reserve	1,217.1	25.38	0.19	0.22	0.021	1.7	0.40	5,079	8.5	571.9	64.9
Mill Ore	949.2	28.12	0.21	0.24	0.024	1.8	0.44	4,369	7.3	503.5	54.7
Low Grade Stockpile	267.8	15.69	0.12	0.14	0.012	1.2	0.25	710	1.2	68.5	10.2
Mineral Reserve (Heap Leach):	Tonnes Mt	NSR (C$/t)	Gold (g/t)	Tot Cu (%)	Moly (%)	Silver (g/t)	AuEq (g/t)	Gold (Moz)	Copper (Mlbs)	Moly (Mlbs)	Silver (Moz)
Proven Mineral Reserve	42.9	22.52	0.45	0.055	n.a.	2.7	0.47	0.62	51.8	n.a.	3.7
Probable Mineral Reserve	166.8	11.14	0.22	0.031	n.a.	1.8	0.23	1.17	113.5	n.a.	9.4
Proven/Probable Leach Reserve	209.6	13.47	0.26	0.036	n.a.	1.9	0.28	1.78	165.3	n.a.	13.1

Notes:

1. The Mineral Reserve estimate has an effective date of 13 June 2022 and was prepared using the CIM Definition Standards (10 May 2014).

2. Columns may not sum exactly due to rounding.

3. Mineral Reserves are based on commodity prices of US$3.25/lb Cu, US$1550/oz Au, US$12.00/lb Mo, and US$22.00/oz Ag.

4. Mineral Reserves amenable to milling are based on NSR cut-offs that vary by time period to balance mine and plant production capacities (see Section 16). They range from a low of $6.11/t to a high of $25.00/t.

5. NSR value for supergene (SOX and SUS) mill material is NSR (C$/t) = $73.63 x recoverable copper (%) + $40.41 x gold (g/t) + $142.11 x moly (%) + 0.464 x silver (g/t), based on recoveries of 69% gold, 52.3% molybdenum and 60% silver. Recoverable copper = 0.94 x (total copper - soluble copper).

6. NSR value for hypogene (HYP) mill material is NSR (C$/t) = $67.88 x copper (%) + $38.66 x gold (g/t) + $213.78 x moly (%) + $0.386 x silver (g/t), based on recoveries of 92.2% copper, 66% gold, 78.6% molybdenum, and 50% silver.

7. Mineral Reserves amenable to heap leaching are based on an NSR cut-off of $6.61/t.

8. NSR value for leach material is NSR (C$/t) = $14.05 x copper (%) + $47.44 x gold (g/t) + $0.210 x silver (g/t), based on recoveries of 18% copper, 80% gold, and 26% silver.

9. AuEq and CuEq values are based on prices of US$ 3.25/lb Cu, US$ 1550/oz Au, US$ 12.00/lb Mo, and US$ 22.00/oz Ag, and account for all metal recoveries and smelting/refining charges.

10. The NSR calculations also account for smelter/refinery treatment charges and payables.

11. Table 15-2 accompanies this Mineral Reserve estimate and shows all relevant parameters.

1.11 MINING METHODS

This Feasibility Study (FS) is based on a conventional open pit mine plan. Mine operations will consist of drilling large diameter blast holes (31 cm), blasting with a bulk emulsion, and loading into large off-road trucks with cable shovels and a hydraulic shovel. Mineral reserves amenable to processing will be delivered to the primary crusher or various stockpiles. Waste rock will be placed inside the limits of the tailings management facility (TMF). There will be a fleet of track dozers, rubber-tired dozers, motor graders and water trucks to maintain the working areas of the pit, stockpiles, and haul roads.

The following general parameters guided the development of the mining plan:

  Mill material is limited to about 1.2 billion tonnes, CMC elected to limit the capacity of the TMF to be comparable to the concept and overall physical characteristics of the TMF design favored in the Best Available Tailings Technology Study (BATT study).
  Total mine waste to be co-disposed with tailings is limited to about 600 million tonnes,
  Mill capacity is a nominal 120,000 tonnes per day (t/d), but actual plant throughput for the schedule is based on hardness of the various material types, and usually exceeds 120,000 t/d.

Based on the mining plan developed for this study, the commercial life of the project is 27 years after an approximate 3-year pre-production period. Total mill ore is 1.22 billion tonnes at 0.189% copper, 0.217 g/t gold, 0.0213% molybdenum, and 1.66 g/t silver. Only measured and indicated mineral resource is included in the mine production schedule and converted to proven and probable mineral reserve.

In addition to the potential mill ore, there is mineral reserve mined from the leach cap zone that is amenable to processing by crushing and heap leaching. This amounts to 209.6 million tonnes at 0.265 g/t gold, 1.95 g/t silver, and 0.036% total copper.

Total waste in the mine plan amounts to 611.3 million tonnes. The waste material by material type is as follows:

  58.5 million tonnes of overburden.
  144.6 million tonnes of leach cap material.
  33.2 million tonnes of supergene oxide material.
  125.1 million tonnes of supergene sulphide material.
  249.8 million tonnes of hypogene material.

The overburden is placed in the overburden stockpile in Canadian Creek, north of the pit. The remaining waste is disposed in the tailing management facility in three facilities for mine waste: 1) the North Waste area which contains 248.4 million tonnes, 2) the Divider Dam which contains 134.4 million tonnes, and 3) the West Waste storage area which contains 164.6 million tonnes. About 5 million tonnes of mine waste will be used in the Starter Dam for the TMF embankment. The material will be placed by trucks and dozers.

Additional rock storage facilities during the life of the project include:

  The heap leach pad which at the end of the project will contain 209.6 million tonnes of spent, non-reactive material, assuming all the potential leach material is processed.
  A low-grade stockpile southeast of the pit that has the capacity for 161.8 million tonnes, and a low-grade stockpile east of the pit that contains 106.1 million tonnes, both which will be processed at the end of the mine life.
  There will also be supergene oxide (SOX) stockpile south of the pit to store mining phase 1 SOX. It will be reclaimed during mining Years 4 through 13. The maximum size of this facility is estimated at 35.3 million tonnes. The SOX stockpile and the leach pad overlap by a small amount, but the SOX stockpile will be reclaimed before the leach pad gets to its final limits.

  There will be two stockpiles for leach ore. Leach ore mined during preproduction, 33.3 million tonnes, will be stockpiled in a temporary stockpile west of mining phase 1, but within the final pit limits. This material will be reclaimed and processed early in Year 7 a couple of years before waste stripping commences in that area. A larger facility for leach ore storage is located east of the pit. This is expected to reach a maximum size of million tonnes during Year 11 and will be reclaimed by the end of Year 21.

1.12 METALLURGICAL TESTING

Flotation testing by ALS Metallurgy from 2008 to 2012 indicated that copper concentrate grades of 28% copper could be routinely achieved at good copper recoveries with a primary grind size of 80% passing 200 µm and a regrind of 80% passing 25 µm. Gold and silver will be recovered with the copper concentrate. Molybdenum will be recovered to a molybdenum concentrate in a separate flotation circuit.

The average metal recoveries expected from mill processing following the planned mill feed schedule are noted below:

  Copper recovery to copper concentrate, percent 86
  Gold recovery to copper concentrate, percent 67
  Silver recovery to copper concentrate, percent 53
  Molybdenum recovery to molybdenum concentrate, percent 71

Column leach test work completed in 2021 by SGS Canada on the oxide cap ore crushed to minus 3.8 cm (1.5 inch) showed that good recoveries of gold and acceptable cyanide consumptions could be obtained by integrating the cyanide heap leach with the SART process. Metallurgical results obtained in 2021 on samples tested by SGS Canada indicated that gold recovery from the heap leach could be increased by crushing the ore going to the heap leach to minus 1.9 cm (3/8 inch). Hydrodynamic characterization testing indicated that agglomeration will not be required with the finer crush size. A three-stage crushing circuit has been incorporated into this feasibility study.

The metal recoveries expected from oxide cap heap leach processing are based on:

  Gold recovery, percent 80
  Silver recovery, percent 26
  Copper recovery to SART precipitate, percent 18

1.13 RECOVERY METHODS

A mine plan was developed to supply mill ore to a conventional copper sulphide flotation plant with the capacity to process mill ore at a nominal rate of 120,000 t/d, or 43.8 million tonnes per year (Mt/y). Actual annual throughput will vary depending on the mill ore hardness encountered during the period. The mine is scheduled to operate two 12 hour shifts per day, 365 days per year.

Both sulphide copper-molybdenum mill ore and oxide gold leach ore will be processed. Copper-molybdenum mill ore will be transported from the mine to the concentrator facility and oxide gold leach ore will be transported from the mine to a crushing facility ahead of a heap leaching and gold recovery facility.

Copper-molybdenum mill ore will be processed by crushing, grinding, and flotation to produce copper and molybdenum sulphide mineral concentrates. Copper concentrate will be loaded into highway haul trucks and transported to the Port of Skagway for ocean shipment to market. Molybdenum concentrate will be bagged and loaded onto highway haul trucks for shipment to market.

Oxide gold ore will be crushed and leached with an aqueous leach solution. Gold in the enriched (or pregnant) leach solution will be recovered using carbon absorption technology to produce gold doré bars. The enriched leach solution will also be treated to recover copper and cyanide and produce a copper sulphide precipitate. The copper sulphide precipitate will be bagged and loaded onto highway haul trucks for shipment to market. Recovery methods are discussed more in depth in Section 17.

1.14 INFRASTRUCTURE

1.14.1 Access

The region is serviced by paved all-weather roads connecting the towns of Carmacks and Whitehorse in the Yukon with the Port of Skagway Alaska. With the completion of the 132 km Casino access road, the project will have an all- weather access route through Carmacks to Whitehorse (approx. 380 km) and to the Port of Skagway (550 km). The Port of Skagway has existing facilities to store and load-out concentrates as well as facilities to receive bulk commodity shipments, fuels, and connection to the Alaska Marine Highway. The Port of Skagway is developing plans to expand these facilities to better serve the expanding mining activity in the Yukon and Alaska.

The City of Whitehorse is the government, financial and commercial hub of the Yukon with numerous business and service entities to support the project and represents a major resource to staff the project. Whitehorse has an international airport and provides commercial passenger and freight services for the region.

A new airstrip will be constructed at the mine to accommodate appropriately sized aircraft. The existing airstrip will be razed in preparation for grading for process facilities.

1.14.2 Water

The main fresh water supply will be supplied from the Yukon River. The water will be collected in a riverbank caisson and radial well system (Ranney Well) and pumped through an above-ground insulated 762 mm (30") diameter by 17.4 km long pipeline with four pump stations to the 22,000 m3 capacity freshwater pond near the concentrator. The design capacity of the freshwater collection and transfer system will be 2,500 m3/hr with a maximum of 3,650 m3/hr with all pumps running.

1.14.3 LNG Receiving, Storage and Distribution Facilities

LNG will be transported to the site from Fort Nelson, British Columbia via tanker trucks and stored on-site in a large 10,000 m3 site-fabricated storage tank to provide fuel for the power plant. An LNG receiving station is provided to unload the LNG tankers and transfer the LNG into the storage facility. An LNG vaporization facility is provided to convert the LNG into gas at a suitable supply pressure to operate the power generation equipment.

1.14.4 Power Generation

Electrical power generation for the Project will be developed in two phases. An initial power plant designated the Supplementary Power Plant will be constructed in the vicinity of the main workforce housing complex to provide power to the camp, for construction activities, and to oxide crushing, conveying and heap leach facilities that go into operation before the main power plant is operational.

The Supplementary Power Plant will consist of three 2,250-kilowatt (kW) diesel internal combustion engines (ICE). Two of the generators will remain at the Workforce Housing complex and the third will be relocated to the Sand Cyclone (Area 640) facility to provide standby/emergency power to this area after the concentrator start-up.

A Main Power Plant will be constructed at the Casino main mill and concentrator complex to supply the electrical energy required for operations throughout the mine site. The primary electrical power generation will be provided by three Gas Turbine driven generators (two Single Fuel Gas Turbines, one Dual Fuel Gas Turbine) and a steam generator, operating in combined cycle mode (CCGT) with a total installed capacity of approximately 200 megawatts (MW). The nominal running load to the mine and concentrator complex is about 130 MW. Three diesel ICE driven generators will provide another 6.75 MW of power for black start capability, emergency power, and to complement the gas turbine generation when required. The gas turbines will be fueled by natural gas (supplied as liquefied natural gas, or LNG). One of the three will have Dual Fuel capabilities - LNG and Diesel.

1.14.5 Power Distribution

The 34.5 kV distribution systems will radiate from a 34.5 kV switchgear line-up with feeders to the SAG mill, Ball Mill No. #1, Ball Mill No. #2, and feeders to the mill and flotation areas in cable tray using insulated copper conductors. Overhead line feeder circuits with aluminum conductor steel reinforced (ACSR) will be provided for the tailings reclaim water, fresh water from the Yukon River, crushing/conveying and SART/ADR, camp site and two feeders to the pit loop.

Electric power utilization voltages will be 4,160 volts for motors 300 horsepower (hp) and above, 575 volts for three- phase motors 250 hp and below. For lighting, small loads and building services 600/347 or 208/120 volts will be the utilization voltage.

1.14.6 Tailings Management Facility

A single Tailings Management Facility (TMF) will be constructed south of the open pit for storage of tailings and potentially reactive waste rock generated from mining. The TMF will store approximately 805 Mt of tailings and 615 Mt of potentially reactive waste rock and overburden materials. The TMF embankments will be constructed using a combination of local borrow and cyclone underflow sand produced from Non-Acid Generating (NAG) tailings. A total of approximately 491 Mt of NAG tailings will be used for dam construction. The TMF will be constructed with centerline raises of the dam, to a final crest elevation of El. 1000 m. See Figure 18-6 that provides a schematic of the dam dimensions.

1.14.7 Heap Leach Facility

A Heap Leach Facility (HLF) will be constructed on a southeast facing hill-slope, approximately one kilometer south of the Open Pit. The HLF operations will commence during pre-production stripping of the Open Pit. The HLF has a design capacity of 210 million tonnes (Mt) of leach cap material. The heap leach pad will be stacked with ore and leached from Year -2 through Year 22 of mine operations. The ore will be stacked at a nominal rate of approximately 9.1 Mt per year.

The ore will be stacked on a prepared pad, with a composite liner system to maximize leachate collection and minimize seepage losses. A double composite liner system will be constructed within the lower portion of the HLF and this area will function as an in-heap water management pond. The double liner system will include a leak detection and recovery system (LDRS) to intercept and collect potential leakage through the upper liner. The in-heap water management pond area will be impounded by a confining embankment, constructed from mine waste rock material.

The HLF will be developed in stages by loading in successive lifts, upslope from the base platform developed within the in-heap water management pond area, behind the confining embankment. The HLF will be developed by stacking ore in eight-meter lifts to establish a final overall slope of 2.5H:1V. Intermittent wider benches will be constructed to limit the vertical height of the HLF to a maximum of approximately 120 m.

1.15 CAPITAL COSTS

Total initial capital investment in the Project is estimated to be $3.62 billion, which represents the total direct and indirect cost for the complete development of the Project, including associated infrastructure and power plant. Table 1-5 shows how the initial capital is distributed between the various components, including $751 million for sustaining costs.

Table 1-5: Capital Cost Summary

Cost Item	Total (C$M)
Process Plant and Infrastructure
Project Directs including freight	2,116
Project Indirects	431
Contingency	369
Subtotal	2,916
Mining
Mine Equipment	433
Mine Preproduction	228
Subtotal	661
Owner's Costs	41
Total Initial Capital Costs	3,617
Sustaining Capital	751
Total Life of Mine Capital Costs	4,369

1.16 OPERATING COSTS

Operating costs for the milling operation were calculated per tonne of ore processed through the mill over the life of mine as shown in Table 1-6.

Table 1-6: Mill Operating Costs Per Tonne

Category	LOM (C$/t)
Milling	$6.42
General & Administrative	$0.46
Total	$6.88

Heap leach operating costs were calculated per tonne of ore processed through the heap leach over the life of the heap leach as shown in Table 1-7.

Table 1-7: Heap Leach Operating Costs

Category	LOM (C$/t)
Heap Leach Operation	$1.93
ADR/SART	$4.80
Total	$6.73

Mining costs were calculated to average $2.30 per tonne of material moved and $3.65 per tonne of ore.

Table 1-8: Mining Operating Costs

Category	(C$/t)
Cost per tonne material (material moved)	$2.30
Cost per tonne mill feed (mill + heap material)	$3.65
Cost per tonne mill feed	$4.28

The combined mining and milling costs are $11.16 per tonne ore milled for the life of mine, which compares favorably to the life-of-mine net smelter return of $29.08 per tonne at Base Case metal prices.

1.17 ECONOMICS

This economic analysis is based on proven and probable mineral reserves. The Study indicates that the potential economic returns from the Project justify its further development and securing the required permits and licenses for operation. The financial results of the Study were developed under commodity prices that were based on analyst projections of long-term metal prices and C$:US$ exchange rate ("Base Case" prices). Note that an exchange rate of C$:US$ of 0.80 was used for the capital cost estimation for all metal price scenarios. Table 1-9 summarizes the financial results:

Table 1-9: Financial Results Summary

Category and Units	Base Case
Copper (US$/lb)	US$3.60
Molybdenum (US$/lb)	US$14.00
Gold (US$/oz)	US$1,700
Silver (US$/oz)	US$22.00
Exchange Rate (C$:US$)	0.80

NPV pre-tax (5% discount, C$M)	$5,768
NPV pre-tax (8% discount, C$M)	$3,473
IRR pre-tax (100% equity)	21.2%

NPV after-tax (5% discount, C$M)	$4,059
NPV after-tax (8% discount, C$M)	$2,334
IRR after-tax (100% equity)	18.1%

LOM pre-tax free cash flow (C$M)	$13,713
LOM after-tax free cash flow (C$M)	$10,019

Payback period (years)	3.3
Net Smelter Return (C$/t milled)	$29.08
Copper Cash Cost* (C$/lb)	($1.00)

*C1 cash costs, net of by-product credits.

The financial results of the Study are significantly influenced by copper and gold prices, as shown in Table 1-10.

Table 1-10: Copper and Gold Price Sensitivity

Copper Price (US$/lb)*	$3.00	$3.50	$3.60	$4.00	$4.50	$5.00
NPV pre-tax (8%) (C$ 000s)	$2,547,382	$3,318,938	$3,473,249	$4,090,494	$4,862,051	$5,633,607
NPV after-tax (8%) (C$ 000s)	$1,654,597	$2,221,387	$2,334,396	$2,786,432	$3,351,478	$3,916,523
IRR pre-tax	18.2%	20.7%	21.2%	23.0%	25.3%	27.4%
IRR after-tax	15.5%	17.7%	18.1%	19.7%	21.6%	23.5%
Payback (years)	3.8	3.4	3.3	3.0	2.8	2.6

Gold Price (US$/oz)*	$1,300	$1,500	$1,700	$1,850	$2,050	$2,200
NPV pre-tax (8%) (C$ 000s)	$2,411,886	$2,942,568	$3,473,249	$3,871,260	$4,401,942	$4,799,953
NPV after-tax (8%) (C$ 000s)	$1,551,049	$1,944,312	$2,334,396	$2,626,958	$3,017,042	$3,309,604
IRR pre-tax	17.5%	19.4%	21.2%	22.5%	24.2%	25.5%
IRR after-tax	14.9%	16.5%	18.1%	19.2%	20.7%	21.8%
Payback (years)	4.0	3.6	3.3	3.1	2.9	2.8

1.18 ADJACENT PROPERTIES

Several quartz mineral claim blocks and placer claims registered to other owners are staked adjacent to and in the general vicinity of CMC's claim block. Some of the placer claims on Canadian and Britannia Creeks overlap the Casino claims in the area of the pit. These placer claims along the upper part of Canadian creek are located within the projected pit shell and are worked by their owners on a seasonal basis with small heavy equipment. The northwestern boundary of the Casino property adjoins the Coffee Creek project of Newmont Mining. The property hosts a structurally controlled gold deposit in metamorphic rocks of the Yukon Tanana terrane and granitoids of mid Cretaceous age. The mineralization is associated with quartz carbonate and illite alteration and is best described as an orogenic deposit. The project is at a pre-feasibility stage of development.

The northeastern boundary of the Casino property abuts the "Betty and Hayes" property held by White Gold Corp. This property abuts the northern boundary of the narrow eastern extension of the Casino property. At this time, the property has undergone fairly early stages of exploration for similar orogenic-style gold mineralization to that within the Coffee Creek property.

Part of the eastern extension is also directly surrounded by the Idaho claim block held by Atac Resources Ltd.

1.19 CONCLUSIONS AND RECOMMENDATIONS

The economic results of the Study demonstrate that the project has positive economics and warrants development. Standard industry practices, equipment and processes were used in this study. The project is based on conventional open pit mining and typical, well understood, processing methods. The authors of this report are not aware of any unusual or significant risks, or uncertainties that could affect the reliability or confidence in the project based on the data and information made available.

Based on the results of this study, it is recommended that the project advance into the execution planning phase and an application for environmental assessment under the Yukon Environmental and Socioeconomic Assessment Act be prepared to continue the permitting process.

The 2019, 2020, and 2021 programs comprised 39,372.91 m of diamond drilling on the Casino and Canadian Creek properties, effectively delineating the extent of the Casino deposit. The 2020 program results indicate the previously identified Canadian zone does not have significant mineral potential, and that there are no discrete "Gold" and "North Porphyry" zones. Results of drilling, inclusive of 2020, indicate the presence of a "Deposit Core" of higher-grade material in the east-central deposit area, both within the leached cap and underlying sulphide mineralized zones.

The 2021 drilling included several holes east of, and topographically lower than, Patton Hill. One of these returned a high-grade interval that coincides with the surface trace of the Casino fault, indicating the fault trace may represent a target for higher-grade mineralization. Farther east, one exploration hole revealed an interval having geochemical signatures, including anomalous Au-Ag values, indicative of "Bonanza-style" veining, although of lower grades than typical Bonanza-style zones. The 2021 drilling results are not incorporated into this feasibility study.

The 2021 soil sampling program identified three anomalies (A through C) from on-site XRF analysis. Three more anomalies (D, E and F) were identified from lab analysis. Of these, Anomaly F has a geochemical signature most indicative of porphyry-style Cu-Mo-Ag-Au mineralization.

The remaining undrilled exploration holes proposed for 2021 are recommended to undergo drill testing, as well as further drilling along the trace of the Casino Fault, particularly to the southeast. Additional drill holes targeting the surface strike projection of the "Bonanza" zone farther east are also recommended. Detailed B-horizon soil sampling, at a 100-metre line spacing and 50-metre station spacing, are recommended for soil anomalies D, E and F.

Schedule "B"
AUDIT COMMITTEE CHARTER

A. INTRODUCTION AND PURPOSE

The Board of Directors (the "Board") of Western Copper and Gold Corporation (together with its subsidiaries, the "Company") will rely on the Audit Committee (the "Committee"), whose members are approved by the Board, to assist the Board in fulfilling its responsibility to shareholders, potential shareholders, and the investment community. The Committee's primary duties and responsibilities are to:

1. review the effectiveness of the overall process of identifying and addressing material, financial- related business risk and the adequacy of the related disclosure;

2. oversee the accounting and financial reporting processes of the Company and the audits of its financial statements;

3. monitor the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;

4. monitor the independence and the performance of the Company's external auditors;

5. provide an avenue of communications among the external auditors, management and the Board;

6. encourage adherence to, and continuous improvement of, the Company's policies, procedures and practices relating to financial matters at all levels; and

7. maintain an effective complaints procedure.

B. COMMITTEE COMPOSITION, ORGANIZATION AND PROCEDURES

1. The Committee shall be comprised of a minimum of three directors, as determined by the Board, each of whom shall meet the independence requirements of the relevant securities exchanges and laws (including NI 52-110) as may apply from time to time. Each member will be independent of management and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a committee member. For certainty, every Committee member must be affirmatively determined by the Board to be "independent" within the meaning of such term in applicable securities legislation and stock exchange rules, including, without limitation, National Instrument 52-110 - Audit Committees, Rule 803A of the NYSE American LLC Company Guide, and Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended.

2. In addition, the Board shall have considered all factors specifically relevant to determining whether a director has a relationship to the Company that is material to that director's ability to be independent from management in connection with the duties of a Committee member, including, but not limited to:

a. the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director, and

b. whether such director is affiliated with the Company, a subsidiary of the Company or an affiliate of a subsidiary of the Company.

3. All members of the Committee must be financially literate. Financially literate means that the member has the ability to read and understand (i) a set of financial statements, including a balance sheet, income statement and cash flow statement, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. .

4. No member of the Committee shall have participated in the preparation of the Company's financial statements or any of its current subsidiaries at any time during the prior three years.

5. At least one member of the Committee shall be financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including, but not limited to, being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. A director who qualifies as an "audit committee financial expert" under SEC Form 40-F is presumed to qualify as financially sophisticated.

6. The Committee members shall be selected by the Board Chair and approved by the Board at its first meeting following each annual shareholders' meeting. If the Committee Chair is not designated by the Board, the members of the Committee may designate a Chair by majority vote of the Committee membership; the primary role of the Chair is managing the affairs of the Committee, including ensuring the Committee is properly organized, functions effectively, and meets its obligations and responsibilities as set out in this Charter. The Board shall approve any change to the Committee's members.

7. The Committee shall meet at least four times annually, on at least a quarterly basis, or more frequently as circumstances dictate. The Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee meetings may be held in person, by telephone conference or by video conference. A majority of the members of the Committee present in person, by teleconferencing or by videoconferencing, will constitute a quorum.

8. All directors will be entitled to attend all Committee meetings, and therefore shall receive notice of any such meetings. The Committee shall invite the Company's external auditors, the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO"), and such other persons as deemed appropriate by the Committee, to attend meetings of the Committee.  However, only Committee members may vote on issues to be presented to the Board

9. The Committee shall meet at least annually, or more frequently as circumstances dictate, with management and the external auditors to discuss any matters that the Committee or each of these groups believes should be discussed.

10. The directors of the Committee will have an in-camera session at each meeting, without any member of management present, unless those directors determine that such a session is not required.

C. POWER AND AUTHORITY

The Committee shall have:

1. the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

2. the right at any time to retain consultants or experts it deems necessary in the performance of its duties, at a compensation to be determined by the Committee. In particular, the Committee shall have the authority, without the prior approval of the Board, to engage or otherwise obtain the advice of and to compensate any outside consultant or other advisor, including independent legal counsel, that it determines to be necessary or advisable in order to facilitate the execution of its duties, provided, however, that the Committee may select a consultant, advisor, and/or independent legal counsel only after taking into consideration all relevant factors, including the following independence factors:

a. the provision of other services to the Company by the person/entity that employs the consultant, advisor, or independent legal counsel;

b. the amount of fees received from the Company by the person/entity that employs the consultant, advisor, or legal counsel as a percentage of the total revenue of the person/entity that employs the consultant, advisor, or independent legal counsel;

c. the policies and procedures of the person/entity that employs the consultant, advisor, or independent legal counsel that are designed to prevent conflicts of interest;

d. any business or personal relationship of the consultant, advisor, or independent legal counsel with a member of the Board;

e. any stock of the Company owned by the consultant, advisor, or independent legal counsel; and

f. any business or personal relationship of the consultant, advisor, or independent legal counsel or the person employing the consultant, advisor, or independent legal counsel with an executive officer of the Company.

3. responsibility for the appointment, compensation and oversight of the work of any consultant, independent legal counsel or other adviser retained by the Committee;

4. appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review orr attest services for the  Company; (ii) compensation to any consultant, independent legal counsel, or any other adviser retained by the Committee; and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties;

5. the right at any time and without restriction to communicate directly with the CFO, other members of management who have responsibility for the audit process and external auditors; and

6. such other powers and duties as may be delegated to it from time to time by the Board.

D. DUTIES AND RESPONSIBILITIES

Review Procedures

The Committee shall:

1. review with the external auditors, in advance of the audit, the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

2. review with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements; the appropriateness and disclosure of any off-balance sheet matters; and disclosure of related-party transactions;

3. meet at least annually with the external auditors separately from management to review the integrity of the Company's financial reporting processes, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, performance of internal audit management, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting and the degree of compliance of the Company with prior recommendations of the external auditors. The Committee shall review with management any matters raised by the external auditors and direct management to implement such changes as the Committee considers appropriate, subject to any required approvals of the Board arising out of the review;

4. discuss with management significant financial or other risk exposures and the steps management has taken to monitor, control and report such exposures;

5. review the Company's annual audited financial statements and management discussion and analysis ("MD&A") prior to public disclosure and make recommendations to the Board respecting approval of the audited financial statements;

6. review with management, the Company's interim financial statements and MD&A prior to public disclosure. Discuss any significant changes to the Company's accounting principles and any items required to be communicated by the external auditors. If the interim financial statements are to be reviewed by the external auditors, the Committee shall consult with the external auditors as required during the process. The Committee shall make recommendations to the Board respecting approval of the interim financial statements  or, if authorized to do so by the Board, approve the interim financial statements and MD&A; and

7. periodically assess the adequacy of the disclosure policy and procedures in place including procedures for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure of the statements themselves, and all Future-Oriented Financial Information (FOFI), and satisfy itself that those procedures are satisfactory. If the procedures are not considered satisfactory, the Committee should work with management to revise the procedures appropriately.

External Auditors

1. The external auditors shall report and are accountable directly to the Committee. The Committee shall at least annually review the independence and performance of the external auditors. It shall recommend to the Board the external auditors to be approved at a shareholders' meeting and recommend to the Board any discharge of external auditors when circumstances warrant. If the external auditors are not to be reappointed, the Committee shall select and recommend a suitable alternative.

2. The Committee shall ensure that it receives from the external auditors a formal written statement delineating all relationships between the external auditors and the Company, consistent with The Public Company Accounting Oversight Board Rule 3526, and the Committee is responsible for (i) actively engaging in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and (ii) for taking, or recommending that the full Board take, appropriate action to oversee the independence of the outside auditor

3. The Committee is directly responsible, in its capacity as a committee of the Board, for appointing, compensating, retaining and overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditors regarding financial reporting.

4. The Committee is responsible for approving the fees and other significant compensation to be paid to the external auditors, and pre-approving, subject to ratification by the Board, any non-audit services that the external auditors may provide. The Committee may delegate certain pre-approval functions for non-audit services to one or more members of its Committee if it first adopts specific policies and procedures respecting same and provided such decisions are presented to the full Committee for approval at its next meeting.

5. On an annual basis, the Committee should review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors' independence.

6. The Committee shall review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

7. The Committee shall obtain from the external auditors confirmation that the external auditors are a 'participating audit firm' for the purpose of National Instrument 52-108 - Auditor Oversight and are in compliance with governing regulations.

E. DUTIES AND RESPONSIBILITIES - ADMINISTRATIVE

The Committee shall:

1. on at least an annual basis, review with the Company's counsel, any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies;

2. annually prepare a report to shareholders to be included in the Company's annual information circular as required by applicable securities laws. The Chair of the Committee, or other member appointed by the Chair, will review all disclosure documents to be issued by the Company relating to financial matters, including news releases, annual information forms and information circulars;

3. review and assess the adequacy of this Charter at least annually and submit it to the Board for approval;

4. annually evaluate the Committee's performance and report its findings to the Board;

5. maintain minutes of meetings and periodically report to the Board on significant results of the Committee's activities, and

6. perform any other activities consistent with this Charter, the Company's other governance documents, and governing law as the Committee or the Board deems necessary or appropriate.

F. COMPLAINTS PROCEDURE

The Committee shall establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Complaints regarding accounting, internal accounting controls, or auditing matters are to be submitted to the Committee, attention: The Chair. Complaints may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint will be kept confidential. Upon receipt of a complaint, the Chair will conduct or designate a member of the Committee to conduct an initial investigation. If the results of that initial investigation indicate there may be any merit to the complaint, the matter will be brought before the Committee for a determination of further investigation and action. Records of complaints made and the resulting action or determination with respect to the complaint shall be documented and kept in the records of the Committee for a period of three years.